June 29, 2022

VIA KITEWORKS

U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re: Amendments to Form 1

Enclosed please find the 2022 amendments to the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 (the "Act") for New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), NYSE Arca, Inc. ("NYSE Arca"), NYSE Chicago, Inc. ("NYSE Chicago"), and NYSE National, Inc. ("NYSE National" and collectively, the "Exchanges").

In April 2017, the Securities and Exchange Commission granted NYSE, NYSE American, NYSE Arca, and NYSE National a conditional exemption from certain requirements of Rule 6a-2 under the Act.[1] In April 2019, a substantially similar exemption was granted for NYSE Chicago.[2] Pursuant to such exemptions, the Exchanges are providing, as a supplement under separate cover, an organizational chart of Intercontinental Exchange, Inc. ("ICE"), the Exchanges' parent company, as of June 2021 (the "ICE Organizational Chart"). The ICE Organizational Chart amends the previously provided information setting forth the affiliation of the foreign indirect affiliates of the Exchanges.[3]

The Exchanges note that, although such entities are on the ICE Organizational Chart, Exhibit D ("Ex. D") does not include the financial statements of essDOCS Americas Limited and Trade Cert USA Ltd, because such entities were not affiliates of the Exchanges during the year ended December 31, 2021. In addition, Ex. D does not include the financial statements of Archipelago Securities LLC, Archipelago Trading Services, Inc., ICE Bonds Securities Corporation, or ICE Securities Execution & Clearing, LLC because such entities submitted annual financial

---

1 See Securities Exchange Act Release No. 80536 (April 27, 2017), 82 FR 20671 (May 3, 2017) (order granting application by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc., respectively, for a conditional exemption pursuant to Section 36(a) of the Exchange Act from certain requirements of Rule 6a–2 under the Exchange Act).

2 See Securities Exchange Act Release No. 85611 (April 11, 2019) (order granting application by NYSE Chicago, Inc. for a conditional exemption pursuant to Section 36(a) of the Exchange Act from Certain Requirements of Rule 6a-2 under the Exchange Act).

3 See id. at 5, and 82 FR 20671, at 20672.

Martha Redding
Corporate Secretary & Associate General Counsel

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656. 2938 I Fax: +1 212.656.8101
Martha.redding@ice.com
ice.com

statements pursuant to Commission Rule 17a-5. Additionally, this Exhibit D does not include the financial statements of ICE Trade Vault, LLC because this entity submitted an annual financial statement pursuant to 17 CFR 240.13n-11(f) and 17 CFR 240.13n-11(g). Ex. D includes the financial statements for Igloo Intermediate Corporation, Level 11 Analytics, LLC and RisQ, Inc., as they were in existence during the year ended December 31, 2021. Igloo Intermediate Corporation merged into Interactive Data Holdings Corporation on May 23, 2022. Level 11 Analytics, LLC and RisQ, Inc. merged into Interactive Data Services, Inc. on May 23, 2022.

If you have questions, please do not hesitate to contact Martha Redding, Corporate Secretary and Associate General Counsel, at (212) 656-2938 or martha.redding@ice.com.

Sincerely,



Enclosures

June 29, 2022

VIA KITEWORKS

U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re: ICE Organizational Chart

In connection with the 2022 amendments to the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 (the "Act") for New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), NYSE Arca, Inc. ("NYSE Arca"), NYSE Chicago, Inc. ("NYSE Chicago"), and NYSE National, Inc. ("NYSE National" and collectively, the "Exchanges"), the Exchanges hereby are providing an organizational chart of Intercontinental Exchange, Inc. ("ICE"), the Exchanges' parent company, as of June 2022 (the "ICE Organizational Chart").

In April 2017, the Securities and Exchange Commission granted NYSE, NYSE American, NYSE Arca, and NYSE National a conditional exemption from certain requirements of Rule 6a-2 under the Act.[1] In April 2019, NYSE Chicago was granted a substantially similar exemption.[2] Pursuant to such exemptions, the Exchanges are providing the ICE Organizational Chart, as a supplement to the above-mentioned amendments to the Form 1 applications. The ICE Organizational Chart amends the previously provided information setting forth the affiliation of the foreign indirect affiliates of the Exchanges.[3]

If you have questions, please do not hesitate to contact Martha Redding, Corporate Secretary and Associate General Counsel, at (212) 656-2938 or martha.redding@ice.com.

---

1 See Securities Exchange Act Release No. 80536 (April 27, 2017), 82 FR 20671 (May 3, 2017) (order granting application by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc., respectively, for a conditional exemption pursuant to Section 36(a) of the Exchange Act from certain requirements of Rule 6a–2 under the Exchange Act).

2 See Securities Exchange Act Release No. 85611 (April 11, 2019) (order granting application by NYSE Chicago, Inc. for a conditional exemption pursuant to Section 36(a) of the Exchange Act from Certain Requirements of Rule 6a-2 under the Exchange Act).

3 See id. at 5, and 82 FR 20671, at 20672.

Martha Redding
Corporate Secretary & Associate General Counsel

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656. 2938 I Fax: +1 212.656.8101
Martha.redding@ice.com
ice.com

Sincerely,



Enclosure

ICE Corporate Structure as of June 1, 2022

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED


INTERCONTINENTAL EXCHANGE, INC.(7) (NYSE: ICE)
ICE Mortgage Technology Holdings, Inc. (Refer to page 5 for full structure)
Simplifile Holdings, Inc.
Simplifile LC
ICE Mortgage Services, LLC
MERSCORP Holdings, Inc.
Mortgage Electronic Registration Systems, Inc.
Interactive Data Holdings Corporation (Refer to page 4 for full structure)
INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
Hawk Enterprises 1, Inc.
Hawk Enterprises 2, LLC
Securities Evaluations, Inc.(5)
Intercontinental Exchange Property Protection, Inc.
Super Peach Acquisition Sponsor, LLC
Super Peach Acquisition Corp.
ICE Data Derivatives, Inc.
Intercontinental Exchange Israel Ltd.
Super Derivatives (Singapore) Pte. Ltd.
Super Derivatives (India) Private Limited (99.99% ICE Data Derivatives, Inc., 0.01% Super Derivatives (Singapore) Pte. Ltd.)
Super Derivatives UK Limited
Super Derivatives (Australia) Pty Limited
ICE Data Indices, LLC
ICE 5660, LLC
ICE 4165, LLC
Enterprises Aviation, LLC
ICE eConfirm LLC
ICE Brazil Tech-nology, LLC
ICE Trade Vault, LLC(3)
Chatham Energy, LLC
10531561 Canada Inc.
CalRock Brokers Inc.(6, 17)
ICE NGX Canada Inc.(3,17)
ICE NGX U.S. Inc.
Alberta Watt Exchange Ltd.
DCFB LLC
ICE Markets Inc.
ICE Markets Corporation
ICE Data Management Group, LLC
ICE Data Investment Group, LLC
ICE Data, LP Controller: ICE Data Mgmt Grp, LLC (1% GP/ICE Data Investment Grp, LLC 99%LP)
Pit Trader, LLC
ICE U.S. OTC Commodity Markets, LLC
Bakkt Management Holdings, LLC
ICE Credit SEF LLC
ICE Futures U.S., Inc.(3) (fka Board of Trade of City of New York, Inc.)
ICE Clear U.S., Inc.(3) (fka New York Clearing Corporation, Inc.)
eCops, LLC
New York Futures Clearing Corporation (Dormant)
Commodities Exchange Center (Dormant)
NYSE LIFFE Holdings, LLC
NYSE LIFFE US LLC
BRIX Holding Company, LLC
Ballista Holdings, LLC
ICE Execution Services, LLC (fka Ballista Securities LLC)
Trebuchet Holdings, LLC
ICE Middle East Investments, LLC
ICE Futures Abu Dhabi Holdings Limited (60% ICE Middle East Investments, LLC)
ICE Futures Abu Dhabi Limited(2, 3, 12, 20, 22)
ICE U.S. Holding Company GP LLC
ICE US Holding Company LP LLC
ICE US Holding Company LP
<1% Class A: ICE US Holding Company GP LLC (as GP) >99% Class A: Intercontinental Exchange Holdings, Inc. (as LP) 37.5% Class B: ICE US Holding Company LP LLC 9% Class B: Creditex Group Inc. 53.5% Class B: Third-Party Companies
The Clearing Corporation(3) (Dormant)
ICE Clear Credit LLC(3, 5)
Guaranty Clearing Corporation (Dormant(3))
onExchange Board of Trade (Dormant(3))
onExchange Clearing Corporation (Dormant(3))
Radiate, Inc.
Creditex Holdco, LLC
NYSE International B.V.
NYSE (Holding) BV
NYSE Finance BV
Creditex Group, Inc.
ICE Processing, LLC (fka T-Zero Processing Services, LLC)
Creditex, LLC
CreditTrade, Inc.
Creditex Singapore Pte Limited
ICE Bonds Securities Corporation (fka Creditex Securities Corporation)(3, 4, 5, 6 & 18)
QW Holdings, LLC
Q-WIXX B Sub, LLC
Q-WIXX International Limited
TradeCapture OTC Holdings, Inc.
TradeCapture OTC Corp
Tap and Trade, Inc.
ICE ETF Hub, LLC
ICE Securities Execution & Clearing, LLC(4, 5, 18)
TheDebtCenter, L.L.C.
TMC Bonds, L.L.C.(19)
ICE Swap Trade, LLC(3)
ICE Credit Hub, LLC
NYSE Holdings LLC (Refer to Page 2 for full structure)
Intercontinental-Exchange International, Inc.
ICE Data Services India Private Limited (99% IntercontinentalExchange International, Inc.; 1% Intercontinental Exchange Holdings, Inc.)
ICE UK GP, LLC
ICE UK LP, LLC
ICE Europe Partners LP (ICE UK GP, LLC >99%, ICE UK LP, LLC <1%)
ICE Europe Parent Limited
Refer to Page 3 for full ICE Europe Parent Ltd Org Structure
KEY TO REGULATED ENTITIES
1 MANITOBA SECURITIES COMMISSION
2 UK FINANCIAL CONDUCT AUTHORITY
3 US COMMODITY FUTURES TRADING COMMISSION (CFTC)
4 US FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)
5 US SECURITIES AND EXCHANGE COMMISSION (SEC)
6 NATIONAL FUTURES ASSOCIATION (NFA)
7 Publicly listed company subject to the rules and requirements of the NYSE and SEC
8 BANK OF ENGLAND (BoE)
9 FCA Regulated Recognised Investment Exchange (RIE)
10 BoE Supervised Recognised Clearing House (RCH)
11 FEDERAL RESERVE BOARD OF GOVERNORS
12 MONETARY AUTHORITY OF SINGAPORE
13 NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS
14 DE NEDERLANDSCHE BANK (THE DUTCH CENTRAL BANK)
15 ESMA REGISTERED TRADE REPOSITORY
16 AUSTRALIA SECURITIES AND INVESTMENTS COMMISSION (ASIC)
17 ALBERTA SECURITIES COMMISSION
18 MUNICIPAL SECURITIES RULEMAKING BOARD
19 NEW YORK STATE DEPARTMENT OF FINANCIAL SERVICES
20 ABU DHABI GLOBAL MARKET (ADGM) FINANCIAL SERVICES REGULATORY AUTHORITY
21 MULTISTATE MONEY TRANSMITTER REGULATORS
22 Swiss Financial Market Supervisory Authority (FINMA)
UNITED STATES
FOREIGN AFFILIATE

ICE Corporate Structure as of June 1, 2022

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED


INTERCONTINENTAL EXCHANGE, INC.(7)
(NYSE: ICE)
INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
NYSE Holdings LLC
Intercontinental-Exchange International, Inc.
NYSE Group, Inc.
NYSE IP LLC
ICE UK GP, LLC
ICE UK LP, LLC
ICE Data Services India Private Limited (99% IntercontinentalExchange International, Inc.; 1% Intercontinental Exchange Holdings, Inc.)
ICE Europe Partners LP (ICE UK GP, LLC >99%, ICE UK LP, LLC <1%)
ICE Europe Parent Limited
Refer to Page 3 for full ICE Europe Parent Ltd Org Structure
Wombat Technologies Development Limited
NYSE ARCA LLC
NYSE Arca, Inc. (5)
NYSE American LLC (formerly NYSE MKT LLC)(5)
New York Stock Exchange LLC(5)
Archipelago Trading Services, Inc. (4, 5)
Archipelago Securities LLC (4, 5)
NYSE National, Inc.(5)
NYSE Chicago Holdings, Inc.
NYSE Amex Options LLC (47.2% NYSE American LLC, 52.8% NYSE Market (DE), Inc.)
PDR Services LLC
NSX Securities LLC
NYSE Chicago, Inc. (5)
CHXBD, LLC (4)
Stock Clearing Corporation
Securities Industry Automation Corporation
NYSE Market (DE), Inc.
NYSE Technologies Connectivity, Inc.
Hercules Solutions LLC
FINRA/NYSE Trade Reporting Facility LLC (4, 5)
UNITED STATES
FOREIGN AFFILIATE

ICE Corporate Structure as of June 1, 2022

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED


ICE Europe Parent Limited
Aether IOS Limited
NYSE Brazil Holding BV
Exchange Participations Limited (Aether IOS Limited owns 100% of issued ordinary shares; the preferred shareholders are: ICE Futures Europe owns 46%; ICE Futures U.S., Inc. owns 18%, ICE Endex Markets B.V. owns 18% & ICE Endex Gas Spot Ltd. owns 18%)
Intercontinental Exchange Germany GmbH
ICE Processing International Limited (fka T-Zero International Limited)
IntercontinentalExchange Holdings (Aether IOS Limited owns 100% of issued ordinary shares; Exchange Participations Limited owns 100% of issued preferred shares)
Creditex UK Limited
Creditex Brokerage Holdco Ltd
Creditex Brokerage LLP (2, 3 & 6) Designated Members: Creditex UK Ltd and Creditex Brokerage Holdco
Intercontinental Exchange Switzerland GmbH
ICE Overseas Limited
ICE Endex Holding B.V.
ICE Endex Markets B.V.(13, 14)
ICE Endex Gas Spot Ltd.
Intercontinental Exchange Belgium BVBA
ICE Asia Holdings Limited
ICE Singapore Holdings Pte. Ltd (12)
ICE Futures Singapore Pte. Ltd (12)
ICE Clear Singapore Pte. Ltd (12)
ICE Data Derivatives UK Limited
Quotevision Limited
Financial Data Exchange Limited
Credit Market Analysis USA, Inc.
ICE Clear Netherlands B.V. (13,14)
ICE Clear Europe Limited (3, 5 &10)
ICE Clear EU CDS LLP (ICE Clear Europe Limited 50%, IntercontinentalExchange Holdings 50%)
ICE Clear UK Limited (DORMANT)
essDOCS Limited
essDOCS EMEA Limited
essDOCS EXCHANGE LIMITED (essDOCS Limited 99.9%, essDOCS EMEA Limited .1%)
essDOCS VENTURES I LIMITED
essDOCS Asia Pacific Pte. Ltd.
essDOCS Americas Limited
essDOCS (MED) M.E.P.E
Trade Cert Limited
Trade Cert USA Ltd
essDOCS Australia Pty Ltd
eCertify Pty Ltd
ICE Trade Vault Europe Limited(15)
The International Petroleum Exchange of London Limited (DORMANT)
ICE Markets Limited(2)
ICE Futures Holdings Limited
ICE Education Limited
International Petroleum Exchange Limited (DORMANT)
ICE Futures Holdco No. 1 Limited
ICE Futures Holdco No. 2 Limited
ICE Futures Europe (ICE Futures Holdco No. 1 Ltd >99%, ICE Futures Holdco No. 2 Ltd <1%)(9)
ICE Futures Limited (DORMANT)
ICE Data Services Limited
ICE Data Holdings Ltd (ICE Data Services Ltd 80%, ICE Holdings 20%)
Finexeo UK Limited
ICE Data LLP (ICE Data Holdings Ltd 99%, ICE Holdings 1%)
IPE Holdings Limited (DORMANT)
Climate Exchange Limited (DORMANT)
ECX Limited (DORMANT)
Climate Exchange plc
European Climate Exchange Limited (Climate Exchange plc 49%, Chicago Climate Exchange 51%)
European Climate Exchange (London) Limited
Climate Exchange (Europe) Limited
Insurance Futures Exchange Services Limited
Chicago Climate Exchange, Inc.
Chicago Climate Futures Exchange, LLC(3) (Dormant)
NYSE Holdings UK Limited
NYSE (UK) Limited
LIFFE (Holdings) Limited
LIFFE Services Limited
LIFFE Administration and Management(9)
Imperium Centre Limited
ICE Benchmark Administration Limited(2)
UNITED STATES
FOREIGN AFFILIATE

ICE Corporate Structure as of June 1, 2022

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED


INTERCONTINENTAL EXCHANGE, INC.(7)
(NYSE: ICE)
Interactive Data Holdings Corporation
ICE Data Services, Inc.
Interactive Data Real-Time Group, Inc.
IDS International, Inc.
ICE Data Connectivity & Feeds, Inc.
ICE Data Analytics, LLC
Interactive Data Online Properties, Inc.
ICE Data Pricing & Reference Data, LLC (5)
IDCO Canada Holdings Inc.
Andrew Kalotay Associates, Inc.
Interactive Data Luxembourg Holding S.A.R.L
ICE Data Services Wireless LLC
ICE Atrium Inc.
NYSE Technologies Canada Ltd.
Interactive Data Canada Inc.
Interactive Data Luxembourg Management S.A.R.L
StrikeNET LLC
Electric Railroad LLC
Glacier Lake Transmission Services Ltd.
Highway Networks LLC
Internet Services Telco LLC
Strike Network Services LLC
Wireless Internetwork LLC
IDCO Worldwide Holdings Ltd.
IDCO Overseas Holdings Ltd.
ICE Data Services Ireland Limited
ICE Data Services Europe Limited
ICE Data Services Jersey Limited
ICE Data Services Hong Kong Limited
ICE Data Services Australia Pty Ltd (16)
ICE Data Desktop Solutions Limited (2)
ICE Data Services France SAS
ICE Data Services Singapore Pte Ltd
ICE Data Services Japan KK
ICE Data Services Italy S.r.l
Interactive Data Finance (UK) Ltd.
UNITED STATES
FOREIGN AFFILIATE

ICE Corporate Structure as of June 1, 2022

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED


INTERCONTINENTAL EXCHANGE, INC.(7)
(NYSE: ICE)
ICE Mortgage Technology Holdings, Inc.
ICE Mortgage Technology, Inc.
Capsilon Holdings, S.a.r.l.
ICE MT Poland Sp z.o.o. (99% Capsilon Holdings, S.a.r.l., 1% Capsilon Holdings Limited (Mauritius))
Capsilon Holdings Limited
ICE MT, LLC (99.9% Capsilon Holdings, S.a.r.l., 0.1% Capsilon Holdings Limited (Mauritius))
ICE MT India Private Limited (99.9998% Capsilon Holdings Limited (Mauritius), 0.0002% Capsilon Holdings S.a.r.l. (Luxembourg))
UNITED STATES
FOREIGN AFFILIATE

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 06/29/22	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: NYSE Arca, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):

11 Wall Street, New York, NY 10005

22001168

3. Provide the applicant's mailing address (if different):

11 Wall Street, New York, NY 10005

4. Provide the applicant's business telephone and facsimile number:

212-656-2938 (Telephone) 212-656-8101 (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

Martha Redding (Name) Corporate Secretary (Title) 212-656-2938 (Telephone Number)

6. Provide the name and address of counsel for the applicant:

Martha Redding

NYSE Holdings LLC

11 Wall Street, New York, NY 10005

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☑ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 12/21/72 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware General Corporation Law

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/29/22 (MM/DD/YY) NYSE Arca, Inc. (Name of applicant)

By: [signature] (Signature) Martha Redding, Corporate Secretary (Printed Name and Title)

Subscribed and sworn before me this 29th day of June (Month), 2022 (Year) by [signature] (Notary Public)

My Commission expires May 29, 2024 County of Westchester State of New York

AMY MAURO
Notary Public, State of New York
No. 01MA6262613
Qualified in Westchester County
My Commission Expires May 29, 2024

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NYSE ARCA, INC.

June 2022

EXHIBIT A

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2022

EXHIBIT A

The Certificate of Incorporation, By-laws, and additional information regarding NYSE Arca, Inc. are publicly available on the Exchange's website at www.NYSE.com.

EXHIBIT B

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2022

EXHIBIT B

Copies of written rulings, settled practices having the effect of rules, interpretations, and other such documents, which are not included in Exhibit A, if any, are kept up to date and are available to the Securities and Exchange Commission and to the public upon request.

Regulatory Bulletins are publicly available on the Exchange's website at www.NYSE.com.

EXHIBIT C

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2022

EXHIBIT C

Information in respect of each subsidiary or affiliate of NYSE Arca, Inc., including copies of the constitution, articles of incorporation or association with all amendments thereto, and of existing by-laws or rules or instruments corresponding thereto, are kept up to date and are available to the Securities and Exchange Commission and to the public upon request.

EXHIBIT D

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2022

EXHIBIT D

The unconsolidated financial statements for each subsidiary or affiliate of NYSE Arca, Inc. (the “Exchange”) for the last fiscal year follow, with the following exceptions.

This Exhibit D does not include the financial statements of essDOCS Americas Limited and Trade Cert USA Ltd, because such entities were not affiliates of the Exchange during the year ended December 31, 2021.

This Exhibit D does not include the financial statements of Archipelago Securities LLC, Archipelago Trading Services, Inc., ICE Bonds Securities Corporation, or ICE Securities Execution & Clearing, LLC because such entities submitted annual financial statements pursuant to Commission Rule 17a-5. Additionally, this Exhibit D does not include the financial statements of ICE Trade Vault, LLC because this entity submitted an annual financial statement pursuant to 17 CFR 240.13n-11(f) and 17 CFR 240.13n-11(g).

This Exhibit D includes the financial statements for Igloo Intermediate Corporation, Level 11 Analytics, LLC and RisQ, Inc., as they were in existence during the year ended December 31, 2021. Igloo Intermediate Corporation merged into Interactive Data Holdings Corporation on May 23, 2022. Level 11 Analytics, LLC and RisQ, Inc. both merged into Interactive Data Services, Inc. on May 23, 2022.

ICE TRADE THE WORLD™

NYSE AMEX Options LLC
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	465
Accounts Receivable, Net of Allowance		4,706
Prepaid Expenses and Other Current Assets		245
Due from affiliates		237,582
Income tax receivable		1,254
Current assets		244,252
NON-CURRENT ASSETS:		
Goodwill		89,412
Investment in subsidiary		59,971
Other non-current assets		149,383
Assets		393,635
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		628
SEC fees payable		1,613
Current liabilities		2,241
NON-CURRENT LIABILITIES:		
Other non-current liabilities		0
Non-Current liabilities		0
Liabilities		2,241
Noncontrolling Interest		(27,418)
SHAREHOLDERS EQUITY:		
Additional paid-in capital		529
Retained earnings		418,283
Equity		418,812
Total liabilities and equity	$	393,635

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE AMEX Options LLC
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	74,298
Data services fees, net		9,935
Other revenues		36,986
Transaction based expenses		(7,493)
Total revenue, less transaction-based expenses		**113,726**
Professional services		45
Technology and communication		2,758
Selling, general and administrative		(12)
Affiliate expense		44,584
Operating expenses		**47,375**
Operating income		**66,351**
Interest income		(27)
Other expense, net		**(27)**
Pre-tax net income		**66,324**
Income tax expense		892
Net income		**65,432**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Andrew Kalotay Associates, Inc.
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	460
Accounts Receivable, Net		171
Prepaid expenses and other current assets		1
Current assets		632
NONCURRENT ASSETS:		
Goodwill		3,159
Other Intangibles, Net		1,671
Noncurrent assets		4,830
Total assets	$	5,462
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	38
Intercompany		150
Deferred Revenue		57
Current liabilities		245
NONCURRENT LIABILITIES:		
Deferred Tax Liabilities Non Current		454
Noncurrent liabilities		454
Total liabilities	$	699
EQUITY:		
Retained earnings		4,763
Total equity		4,763
Total liabilities and equity	$	5,462

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Andrew Kalotay Associates, Inc.
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenue:		
Fixed Income Data Services		479
Total Revenue		479
Expenses:		
Compensation and Benefits		2
Technology and communications		16
Rent and other occupancy		27
Selling, general and administration		1
Amortization and depreciation		119
Operating expenses		165
Operating income		314
Income Tax Expense		81
Net income	$	233

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BAKKT Management Holdings, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Ballista Holdings, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	-
Current assets		-
OTHER NONCURRENT ASSETS		
Investment in affiliate		3,103
Goodwill		1,131
Other noncurrent assets		4,234
Total assets	**$**	**4,234**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates	$	4,691
Current liabilities		4,691
Total liabilities		**4,691**
EQUITY:		
Retained deficit		(457)
Equity		**(457)**
Total liabilities and equity	**$**	**4,234**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurrir adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchai Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchan Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form : previously filed with the Securities and Exchange Commission.

Ballista Holdings, LLC
Income Statement
Year Ended December 31, 2021
(Unaudited)
(In thousands)

OPERATING EXPENSES:

Selling, general & administration	$	-
Operating expenses		-
Net loss	**$**	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BRIX Holding Company, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)
(In thousands)

Total assets	**$ -**
LIABILITIES AND MEMBER EQUITY:	
CURRENT LIABILITIES:	
Due to affiliate	$ 1
Current liabilities	1
Total liabilities	**1**
EQUITY:	
Member capital	2,703
Retained deficit	(2,704)
Equity	**(1)**
Total liabilities and equity	**$ -**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BRIX Holding Company, LLC
Income Statement
Year Ended December 31, 2021
(Unaudited)
(In thousands)

OTHER EXPENSE:		
Other expense		0
Other expense		**0**
Net loss	**$**	**0**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Chatham Energy, LLC
Balance Sheet
Year Ended December 31, 2021
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Due from affiliate	$	28,944
Current assets		28,944
OTHER NON-CURRENT ASSETS		
Goodwill		5,403
Other non-current assets		5,403
Total assets	**$**	**34,347**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	4
Accrued salaries and benefits		3
Current liabilities		7
Total liabilities		**7**
EQUITY:		
Contributed Capital		29,099
Retained Earnings		5,241
Equity		**34,340**
Total liabilities and equity	**$**	**34,347**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Chatham Energy, LLC
Income Statement
Year Ended December 31, 2021
(Unaudited)
(In thousands)

REVENUES:		
Revenue from affiliate	$	1,895
Operating revenues		**1,895**
OPERATING EXPENSES:		
Compensation and benefits		564
Professional services		8
Rent and occupancy		59
Technology and communication		31
Depreciation and amortization expense		895
Intercompany affiliate expense		206
Operating expenses		**1,763**
Net income	**$**	**132**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Chicago Climate Exchange, Inc.
Balance Sheet
As Of December 31, 2021
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	56
Due from affiliates		763
Current assets		819
OTHER NON-CURRENT ASSETS		
Investment in subsidiary		33,332
Other non-current assets		33,332
Total assets	**$**	**34,151**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	5
Current liabilities		5
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - non-current		10,307
Non-current liabilities		10,307
Total liabilities		**10,312**
EQUITY:		
Contributed capital		1,950
Retained earnings		18,824
Accumulated other comprehensive income		3,065
Equity		**23,839**
Total liabilities and equity	**$**	**34,151**

›f management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring ›ecessary to fairly present our financial position and results of operations for the period presented. Certain information ›ed in financial statements prepared in accordance with accounting principles generally accepted in the United States of ›een condensed or omitted. These financial statements do not include income taxes accounting and equity method › balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental › the ultimate parent company) at that date but does not include all of the information required by generally accepted ›ciples for complete financial statements. These financial statements should be read in conjunction with the ›lExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained ›eport on Form 10-K previously filed with the Securities and Exchange Commission.

Chicago Climate Exchange, Inc.
Income Statement
Year Ended December 31, 2021
(Unaudited)
(In thousands)

TOTAL REVENUE	**$ -**
OPERATING EXPENSES:	
Selling, general & administration	26
Operating expenses	**26**
Operating loss	**(26)**
OTHER EXPENSE:	
Other expense	**0**
Pre-tax net loss	(26)
Income tax benefit	1,861
Net income	**$ 1,835**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Chicago Climate Futures Exchange, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ -
Current assets	-
OTHER NON-CURRENT ASSETS	
Investment in subsidary	2,529
Other non-current assets	2,529
Total Assets	**$ 2,529**
LIABILITIES AND MEMBER EQUITY:	
CURRENT LIABILITIES:	
Due to affiliates	$ -
Current liabilities	-
Total liabilities	**-**
EQUITY:	
Retained earnings	2,529
Member Equity	**2,529**
Total Liabilities and Member Equity	**$ 2,529**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Chicago Climate Futures Exchange, LLC
Income Statement
Year Ended December 31, 2021
(Unaudited)
(in thousands)

TOTAL REVENUE	**$ -**
OPERATING EXPENSES:	
Selling, general and administrative	-
Operating expenses	**-**
Net loss	**$ -**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

CHXBD, LLC
Balance Sheet
As of December 31, 2021
(Unaudited)

(in thousands)

Current assets:		
Cash and cash equivalents	$	122
Due from affiliates, net		16
Current assets		138
Total assets	$	138
LIABILITIES and EQUITY		
Current liabilities:		
Due to affilates, net	$	-
Current liabilities		-
Total liabilities		-
Equity:		
Net loss		(2)
Retained earnings		140
Total equity		138
Total liabilities and equity	$	138

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

CHXBD, LLC
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	-
Total revenues		-
Expenses:		
Compensation and benefits		
Selling, general and adminstrative		2
Operating expenses		2
Operating loss		(2)
Other expenses, net		-
Other expense, net		-
Pre-tax net loss		(2)
Income tax benefit		-
Net loss	$	(2)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Commodities Exchange Center
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:		
Other assets		1
Total Assets	**$**	**1**
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member equity		**1**
Total member equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

CREDIT MARKET ANALYSIS USA, Inc.
BALANCE SHEET
As of December 31, 2021
(Unaudited)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,264
Income tax receivable		502
Current assets		1,766
PROPERTY AND EQUIPMENT		
Property and equipment cost		1,354
Accumulated depreciation		(1,254)
Property and equipement, net		100
OTHER NON-CURRENT ASSETS:		
Deferred tax assets- noncurrent		1,007
Other non-current assets		1,007
Assets		2,873
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		0
Accrued salaries and benefits		145
Due to affiliates		3,794
Current liabilities		3,939
SHAREHOLDERS EQUITY:		
Contributed capital		604
Retained deficit		(1,670)
Equity		(1,066)
Total liabilities and equity	$	2,873

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

CREDIT MARKET ANALYSIS USA, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)

Affiliate income	$ 1,156
Total revenue	**1,156**
Compensation and benefits	731
Technology and communication	2
Rent and Other Occupancy	78
Selling, general and administrative	5
Depreciation and amortization	299
Operating expenses	**1,115**
Operating income	**41**
Other income, net	1
Other income, net	**1**
Pre-tax net income	**42**
Income tax expense	22
Net income	**20**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

CREDITEX GROUP, INC.
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:			
Cash and cash equivalents		$	4,356
Prepaid expenses and other current assets			178
Current income tax receivable			75
	Current assets		4,609
PLANT PROPERTY AND EQUIPMENT:			
Operating Lease Right of Use Asset			4,832
Property and equipment cost			41,827
Accumulated depreciation			(32,008)
	Property and equipment, net		14,651
OTHER NON-CURRENT ASSETS:			
Goodwill			358,772
Other noncurrent assets			565
	Other non-current assets		359,337
	Assets		378,597
LIABILITIES and EQUITY:			
CURRENT LIABILITIES:			
Accounts payable and accrued liabilities			91
Accrued salaries and benefits			7,812
Other Current Liabilities			1,210
Due to affiliates, net			440,494
	Current liabilities		449,607
NON-CURRENT LIABILITIES:			
Deferred tax liabilities - noncurrent			24,494
Other Non Current Liabilities			4,340
	Non-current liabilities		28,834
	Liabilities		478,441
EQUITY:			
Additional Paid in Capital			37,340
Contributed capital			415,909
Retained deficit			(554,788)
Accumulated other comprehensive income			1,695
	Equity		(99,844)
	Total liabilities and equity	$	378,597

CREDITEX GROUP, INC.
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(In thousands)

Transaction fees, net	$	63
Affiliate revenue		31,763
Total revenue		31,826
Compensation and benefits		27,727
Professional services		771
Technology and communications		356
Rent and other occupancy		1,088
Selling, general & administration		305
Amortization & depreciation expense		7,480
Service & license fees to affiliate		5,236
Operating expenses		42,963
Operating loss		(11,137)
Interest income		(4)
Interest income from affiliates		33
Other expense, net		(184)
Other expense, net		(155)
Pre-tax net loss		(11,292)
Income tax benefit		2,061
Net loss	$	(9,231)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Creditex Holdco, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:		
Other assets	$	1
Total assets		**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Member equity		**1**
Total Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

CREDITEX, LLC
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(In thousands)

ASSETS:		
Cash and cash equivalents	$	75
Accounts receivable, net of allowance		1,004
Prepaid Expenses and Other Current Assets		4
Due from affiliates, net		510,387
Assets	$	511,470
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	-
Current liabilities		-
Liabilities		-
Contributed capital		90,241
Retained earnings		421,229
Equity	$	511,470
Total liabilities and equity	$	511,470

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

CREDITEX, LLC
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(In thousands)

Transaction fees, net	$	3,430
Total revenue		3,430
Selling, general & administration		12
Affiliate expense		180
Operating expenses		192
Operating income		3,238
Other expense, net		(37)
Pre-tax net income		3,201
Net income	$	3,201

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

CREDITTRADE, INC.
BALANCE SHEET
As of December 31, 2021
(Unaudited)

CURRENT ASSETS:		
Income Tax Receivable		578
Current Assets		578
OTHER NONCURRENT ASSETS:		
Deferred tax asset - noncurrent	$	553
Other noncurrent assets		553
Assets	$	1,131
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net		1,372
Current liabilities		1,372
EQUITY:		
Retained deficit		(194,402)
Contributed Capital		193,580
Accumulated other comprehensive income		581
Equity		(241)
Total liabilities and equity	$	1,131

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

CREDITTRADE, INC.
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(In thousands)

Total revenue	$ -
	-
Operating expenses	-
Operating income	-
Pre-tax net income	-
Income tax expense	222
Net loss	$ (222)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

DCFB LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

eCops, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets		1
Total assets	**$**	**1**

LIABILITIES AND MEMBER EQUITY:

MEMBER EQUITY:

Member capital		1
Member Equity		**1**
Total Member Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Electric Railroad LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Enterprises Aviation, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	-
Prepaid expenses and other current assets		22
Due from affliliate		1,891
Current assets		1,913
NON-CURRENT ASSETS:		
Deferred Tax Asset		88
Non-current assets		88
Total assets	**$**	**2,001**
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		31
Accrued salaries and benefits		232
Income Tax Payable		3
Deferred Revenue		0
Current liabilities		**266**
EQUITY:		
Contributed capital		829
Retained earnings		906
Equity		**1,735**
Total liability and equity	**$**	**2,001**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Enterprises Aviation, LLC
Income Statement
Year Ended December 31, 2021
(Unaudited)
(In thousands)

TOTAL REVENUE	**$**	**-**
OPERATING EXPENSES:		
Selling, general and administrative		(724)
Operating expenses		**(724)**
Pre-tax net income		724
Income tax expense		201
Net Income	**$**	**523**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

FINRA/NYSE Trade Reporting Facility LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Guaranty Clearing Corporation
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:	
Other assets	$ 1
Total assets	**1**
LIABILITIES AND EQUITY:	
EQUITY:	
Member capital	1
Equity	**1**
Total equity	**$ 1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Hawk Enterprises 1, Inc.
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchai Commission.

Hawk Enterprises 2, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Excha Commission.

Hercules Solutions LLC
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	191
Current assets		191
NONCURRENT ASSETS:		
Other Intangibles, Net		5,337
Investment in subsidiary		151
Noncurrent assets		5,488
Total assets	$	5,679
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Intercompany	$	280
Current liabilities		280
NONCURRENT LIABILITIES:		
Operating Lease Liability Long-Term		(5)
Noncurrent liabilities		(5)
Total liabilities	$	275
EQUITY:		
Retained earnings		5,404
Total equity		5,404
Total liabilities and equity	$	5,679

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Hercules Solutions LLC
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenue:		
OTC Revenue		72
Total Revenue		72
Expenses:		
Professional		48
Technology and communications		22
Selling, general and administration		(1)
Amortization and depreciation		600
Operating expenses		669
Operating income		(597)
Net income	$	(597)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Highway Networks LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE 4165, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:		
Cash Clearing		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE 5660, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	(566)
Current assets		(566)
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		140,617
Accumulated depreciation		(61,709)
Property and equipment, net		78,908
NON-CURRENT ASSETS		
Other non-current assets		138
Non-current assets		138
Total assets	$	78,480
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	731
Due to affiliate		134,705
Other		60
Current liabilities		135,496
Total liabilities		135,496
EQUITY:		
Contributed capital		(13,007)
Retained deficit		(81,785)
Equity		(94,792)
Total liabilities and equity	$	40,704

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE 5660, LLC
Income Statement
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Total Revenue	$ -
OPERATING EXPENSES:	
Professional Services	466
Rent and other occupancy	3,224
Selling, general and administrative	1,399
Amortization and depreciation expense	7,918
Operating expenses	**13,007**
Net loss	**$ (13,007)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Atrium Inc.
BALANCE SHEET
As of December 31, 2021
(Unaudited)

CURRENT ASSETS:		
Cash and cash equivalents	$	840
Prepaid expenses and other current assets		171
Current assets		1,011
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		1,750
Accumulated depreciation		(1,208)
Property and equipment, net		542
NON-CURRENT ASSETS:		
Goodwill		1,126
Other non-current assets		1,126
Assets		2,679
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		270
Accrued salaries and benefits		360
Income Tax Payable		(31)
Due to affiliates		15,498
Current liabilities		16,097
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		(594)
Non-current liabilities		(594)
Liabilities		15,503
SHAREHOLDERS EQUITY:		
Contributed capital		330
Retained deficit		(13,154)
Equity		(12,824)
Total liabilities and equity	$	2,679

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Atrium Inc.
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Data services fees, net	$ -
Total revenue	**0**
Compensation and benefits	1,617
Professional Services	17
Technology and communication	1,530
Rent and occupancy	61
Selling, general and administrative	7
Depreciation and amortization	299
Affiliate expense	1,067
Operating expenses	**4,598**
Operating loss	**(4,598)**
Other expense (income), net	8
Other expense, net	**8**
Pre-tax net loss	**(4,606)**
Income tax benefit	1,164
Net loss	**(3,442)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE BRAZIL TECHNOLOGY, LLC
BALANCE SHEET
As of December 31, 2021
(Unaudited)

CURRENT ASSETS:		
Due from affiliate	$	338
Current assets		338
Assets		338
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
Current liabilities		0
SHAREHOLDERS EQUITY:		
Retained earnings		338
Equity		338
Total liabilities and equity	$	338

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE BRAZIL TECHNOLOGY, LLC
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)

Total revenue	$ -
Selling, general and administrative	-
Operating expenses	**-**
Pre-tax net income	**-**
Income tax expense	-
Net income	**-**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE CLEAR CREDIT

ICE Clear Credit LLC

Balance Sheet

As of December 31, 2021

(Unaudited)

(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	40,192
Cash - clearing member deposits		43,324,241
Accounts receivable, net of allowance		8,702
Restricted Cash		111,700
Prepaid expenses and other current assets		6,909
Current Assets		43,491,744
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment cost		63,389
Accumulated depreciation		(49,274)
Property and equipment, net		14,115
OTHER NONCURRENT ASSETS:		
Restricted cash long term		50,000
Other noncurrent assets		50,000
Assets	$	43,555,859
LIABILITIES and MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	7,084
Accrued salaries and benefits		5,448
Due From Affiliates		6,819
Margin deposits and guaranty funds		43,324,241
Deferred revenue		3,459
Current liabilities		43,347,051
NONCURRENT LIABILITIES:		
Other Non Current Liabilities		235
Noncurrent liabilities		235
Liabilities		43,347,286
EQUITY:		
Contributed capital		126,800
Retained earnings		81,773
Total equity		208,573
Total liabilities and equity	$	43,555,859

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Clear Credit LLC
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenues:		
Credit and Other	$	144,128
Fixed Income Data Services		269
Affiliate revenue		3,926
Total Revenue		148,323
Expenses:		
Compensation and benefits		17,944
Professional services		607
Technology and communication		5,687
Rent and occupancy		895
Selling, general and administrative		1,135
Depreciation and amortization		9,262
Service and license fees to affiliates		25,792
Operating Expenses		61,322
Operating Income		87,001
Other expense, net		(4,404)
Pre-Tax Net Income		82,597
Income tax expense		-
Net Income	$	82,597

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Clear U.S., Inc.

Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

Current assets:	
Cash and cash equivalents	19,446
Margin deposits and guaranty funds	8,069,550
Restricted Cash	112,400
Accounts receivable, net of allowance	47,183
Prepaid expenses and other current assets	1,656
Current assets	8,250,235
Other non-current assets:	
Restricted Cash LT	83,000
Deferred tax asset - noncurrent	3,451
Other non-current assets	86,451
Total assets	8,336,686
Current liabilities:	
Accounts payable and accrued liabilities	968
Accrued salaries and benefits	454
Margin deposits and guaranty funds	8,069,551
Deferred Revenue	1,400
Due to affiliates, net	58,515
Current liabilities	8,130,888
NONCURRENT LIABILITIES:	
Other noncurrent liabilities	13,209
Noncurrent portion of licensing agreement	-
Noncurrent Liabilities	13,209
Total liabilities	8,144,097
Equity:	
Contributed capital	66,142
Retained earnings	126,447
Total equity	192,589
Total liabilities and equity	8,336,686

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Clear U.S., Inc.

Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	319,721
Other revenues		32,170
Service and license fees for affiliates		1,963
Total revenues		353,854
Expenses:		
Compensation and benefits		10,402
Professional services		965
Technology and communication		1,021
Rent and occupancy		991
Selling, general and adminstrative		3,082
Service and license fees to affiliates		65,165
Operating expenses		81,626
Operating income		272,228
Other income, net		943
Interest expense to affiliates		(513)
Other income, net		430
Pre-tax net income		272,658
Income tax expense		53,205
Net income	$	219,453

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Credit Hub, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)
(In thousands)

CURRENT ASSETS		
Prepaid expenses and Other Current Assets		1
Income Tax Receivable		2
		3
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		4,583
Accumulated depreciation		(4,570)
Property and equipment net		13
OTHER NONCURRENT ASSETS		
Goodwill		4,776
Other noncurrent assets		4,776
Total assets	**$**	**4,792**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliate		22,443
Current liabilities		22,443
Total liabilities		**22,443**
EQUITY:		
Contributed capital		8,940
Retained deficit		(26,591)
Equity		**(17,651)**
Total liabilities and equity	**$**	**4,792**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

ICE Credit Hub, LLC
Income Statement
As Of December 31, 2021
(Unaudited)
(In thousands)

REVENUES:	
Transaction fees, net	$ -
Operating revenues	**-**
OPERATING EXPENSES:	
Amortization & depreciation expense	291
Operating expenses	**291**
Pre-tax net loss	**(291)**
Income tax expense	1
Net loss	**$ (292)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Credit SEF LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Analytics, LLC
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

Current assets:		
Accounts receivable, net of allowance		4,967
Prepaid expenses and other current assets		100
Income tax receivable		9
Due from affiliates, net		375,084
Current assets		380,160
Property and equipment:		
Property and equipment cost		44,105
Accumulated depreciation		(27,819)
Operating Lease Right of Use Asset		785
Property and equipment, net		17,071
Other non-current assets:		
Other noncurrent assets		154
Other non-current assets		154
Total assets	$	397,385

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities		295
Accrued salaries and benefits		4,891
Other Current Liabilities		1,697
Deferred revenue		570
Current liabilities		7,453
Non-current liabilities:		
Other noncurrent liabilities		3,971
Non-current liabilities		3,971
Total liabilities		11,424
Equity:		
Contributed capital		6,894
Retained earnings		379,067
Total equity		385,961
Total liabilities and equity	$	397,385

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Analytics, LLC
Statement of Income
As of December 31, 2021
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	29,645
Total revenues		29,645
Expenses:		
Compensation and benefits		12,441
Professional services		667
Technology and communication		1,284
Rent and occupancy		2,974
Selling, general and administrative		93
Depreciation and amortization		9,158
Operating expenses		26,617
Operating income		3,028
Other income, net		2
Pre-tax net income		3,030
Income tax expense		2
Net income	$	3,028

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Data Connectivity & Feeds, Inc.
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

Current assets:		
Accounts receivable, net of allowance		15,184
Income tax receivable		8
Due from affiliates, net		28,581
Prepaid expenses and other current assets		66
Current assets		43,839
Property and equipment:		
Property and equipment cost		19,648
Accumulated depreciation		(15,049)
Property and equipment, net		4,599
Other non-current assets:		
Other noncurrent assets		25
Deferred tax assets- non-current		4,620
Other non-current assets		4,645
Total assets	$	53,083
LIABILITIES and EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities		3,766
Accrued salaries and benefits		5,546
Deferred revenue		7
Due to affiliates, net		202,387
Current liabilities		211,706
Non-current liabilities:		
Other noncurrent liabilities		132
Non-current liabilities		132
Total liabilities		211,838
Equity:		
Contributed capital		7,363
Retained deficit		(166,118)
Total equity		(158,755)
Total liabilities and equity	$	53,083

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Connectivity & Feeds, Inc.
Statement of Income
As of December 31, 2021
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	69,374
Total revenues		69,374
Expenses:		
Compensation and benefits		29,287
Professional services		989
Technology and communication		17,728
Rent and occupancy		1,434
Selling, general and administrative		310
Depreciation and amortization		2,893
Affiliate expense		10,108
Operating expenses		62,749
Operating income		6,625
Other expense, net		169
Other expense, net		169
Pre-tax net income		6,456
Income tax expense		2,490
Net income	$	3,966

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Derivatives, Inc.
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ (63)
Accounts receivable, net of allowance	17,469
Prepaid expenses and other current assets	269
Current Income Tax Receivable	23,882
Current assets	**41,557**
PLANT PROPERTY AND EQUIPMENT:	
Property and equipment	65,133
Accumulated depreciation	(49,280)
Property and equipment, net	**15,853**
OTHER NON-CURRENT ASSETS:	
Goodwill	306,722
Other intangibles, net	3,535
Other non-current assets	**310,257**
Total assets	**$ 367,667**
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	$ 2,283
Accrued salaries and benefits	319
Due to affiliate	55,311
Deferred revenue, current	26,150
Income tax payable	-
Current liabilities	**84,063**
NON-CURRENT LIABILITIES:	
Deferred tax liability- non-current	4,719
Other non-current liabilities	2,022
Non-current liabilities	**6,741**
Total liabilities	**90,804**
EQUITY:	
Additional paid-in-capital	15,788
Retained earnings	261,075
Total equity	**276,863**
Total Liabilities and equity	**$ 367,667**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Derivatives, Inc.
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Data services fees, net	$	58,013
Affiliate revenue		100
Total revenue		**58,113**
Compensation and benefits		2,011
Professional services		201
Technology and communication		10,106
Rent and occupancy		2
Selling, general and administrative		135
Depreciation and amortization		9,951
Affiliate expense		43,907
Operating expenses		**66,313**
Operating loss		**(8,200)**
Interest income		0
Other income, net		745
Other income, net		**745**
Pre-tax net loss		**(7,455)**
Income tax benefit		1,669
Net loss		**(5,786)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Indices, LLC
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,042
Accounts receivable, net of allowance		51,453
Due from affiliates		8,089
Income Tax Receivable		14
Prepaid expenses and other current assets		507
Current assets		61,105
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		12,596
Accumulated depreciation		(6,722)
Property and equipment, net		5,874
NON-CURRENT ASSETS:		
Goodwill		90,895
Other intangibles, net		19,513
Other non-current assets		110,408
Assets		177,387
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		4,047
Accrued salaries and benefits		3,701
Deferred revenue		10
Current liabilities		7,758
NON-CURRENT ASSETS:		
Other non-current liabilities		187
Liabilities		7,945
SHAREHOLDERS EQUITY:		
Additional paid in capital		4,886
Retained earnings		164,556
Equity		169,442
Total liabilities and equity	$	177,387

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Data Indices, LLC
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Data services fees, net	$ 105,945
Affiliate revenues	1,070
Total revenue	**107,015**
Compensation and benefits	11,723
Professional services	360
Technology and communication	8,893
Rent and Other Occupancy	480
Selling, general and administrative	1,671
Depreciation and amortization	10,544
Affiliate expenses	5,869
Operating expenses	**39,540**
Operating income	**67,475**
Affiliate interest expense	12
Other expense	15
Other expense, net	**27**
Pre-tax net income	**67,502**
Income tax expense	7
Net income	**67,495**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Investment Group, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchar Commission.

ICE Data, LP Controller: ICE Data Mgmt Grp, LLC
Balance Sheet
As of December 31, 2021
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and Cash Equivalents		(60)
Accounts Receivable, net of allowance		14,376
Prepaid Expenses and Other Current Assets		19
Due from affiliates		172,389
Current Assets		186,723
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		79
Accumulated depreciation		(79)
Property and equipment net		-
OTHER NONCURRENT ASSETS:		
Goodwill		78,302
Other Intangibles, net		413
Other Noncurrent Assets		78,714
Total assets	**$**	**265,438**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		1,316
Accrued salaries and benefits		2,296
Income taxes payable		41
Deferred Revenue		2,378
Current Liabilities		**6,032**
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		250
Non-current Liabilities		**250**
Total liabilities		**6,282**
EQUITY:		
Retained Earnings		173,931
Contributed Capital		85,225
Equity		**259,156**
Total liabilities and equity	**$**	**265,438**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data, LP Controller: ICE Data Mgmt Grp, LLC
Income Statement
Year Ended December 31, 2021
(Unaudited)
(in thousands)

REVENUES:		
Market data revenue		48,039
Revenue from affiliate, net		3,444
Operating Revenues		**51,484**
OPERATING EXPENSES:		
Compensation and benefits		11,842
Professional services		173
Rent and occupancy		680
Technology and communication		2,535
Selling, general & administrative		1,363
Depreciation & amortization expense		100
Intercompany expense		5,724
Operating expenses		**22,418**
OTHER INCOME:		
Other expense		**(16)**
Pre-tax net income		29,049
Income tax expense		7,231
Net income	**$**	**21,818**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Management Group, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND MEMBER EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

ICE Data Pricing & Reference Data, LLC
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

Current assets:	
Cash and cash equivalents	3,167
Accounts receivable, net of allowance	155,002
Prepaid expenses and other current assets	5,087
Income tax receivable	25
Due from affiliates, net	4,222,639
Current assets	4,385,920
Property and equipment:	
Property and equipment cost	45,921
Accumulated depreciation	(42,186)
Operating Lease Right of Use Asset	9,789
Property and equipment, net	13,524
Total assets	$ 4,399,444

LIABILITIES and EQUITY

Current liabilities:	
Accounts payable and accrued liabilities	32,849
Accrued salaries and benefits	15,144
Other Current Liabilities	4,994
Deferred revenue	1,598
Current liabilities	54,585
Non-current liabilities:	
Other noncurrent liabilities	14,377
Deferred Revenue - Long term	188
Non-current liabilities	14,565
Total liabilities	69,150
Equity:	
Contributed capital	17,503
Retained earnings	4,312,791
Total equity	4,330,294
Total liabilities and equity	$ 4,399,444

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Pricing & Reference Data, LLC
Statement of Income
As of December 31, 2021
(Unaudited)
(in thousands)

Revenues:	
Data services fees, net	757,084
Affiliate revenue	15,270
Total revenues	772,354
Expenses:	
Compensation and benefits	72,922
Professional services	1,566
Technology and communication	67,280
Rent and occupancy	3,526
Selling, general and administrative	7,742
Depreciation and amortization	4,129
Affiliate expense	41,007
Operating expenses	198,172
Operating income	574,182
Other expenses, net	1,319
Pre-tax net income	572,863
Income tax expense	18
Net income	$ 572,845

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Data Services Wireless LLC
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

Current assets:		
Cash and Cash Equivalents		188
Accounts receivable, net of allowance		1,416
Affiliate		10,817
Prepaid expenses and other current assets		29
Current assets		12,450
Property and equipment:		
Property and equipment cost		4,846
Accumulated depreciation		(4,129)
Property and equipment, net		717
Other non-current assets:		
Investment in subsidiaries		478
Goodwill		212
Other Intangibles, Net		982
Other non-current assets		1,672
Total assets	$	14,839

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities		837
Current liabilities		837
Total liabilities		837
Equity:		
Retained deficit		14,002
Total equity		14,002
Total liabilities and equity	$	14,839

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Services Wireless LLC
Statement of Income
As of December 31, 2021
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	7,897
Total revenues		7,897
Expenses:		
Professional services		67
Technology and communication		4,341
Selling, general and administrative		(222)
Depreciation and amortization		785
Affiliate expense		734
Operating expenses		5,705
Operating income		2,192
Affiliate interest income		18
Other expense, net		(1)
Pre-tax net income		2,209
Income tax expense		-
Net income	$	2,209

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Services, Inc.
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

Current assets:	
Accounts receivable, net of allowance	822
Prepaid expenses and other current assets	4,367
Current Income Tax Receivable	1,468
Current assets	6,657
Property and equipment:	
Operating Lease Right of Use Asset	14,053
Property and equipment cost	318,303
Accumulated depreciation	(191,144)
Property and equipment, net	141,212
Other non-current assets:	
Goodwill	47,017
Other Intangibles, Net	17,219
Investment in subsidiaries	701,437
Deferred tax assets- non-current	300
Other noncurrent assets	11
Other non-current assets	765,984
Total assets	$ 913,853
LIABILITIES and EQUITY	
Current liabilities:	
Accounts payable and accrued liabilities	4,516
Accrued salaries and benefits	24,226
Other current liabilities	3,155
Due to affiliates, net	2,897,841
Current liabilities	2,929,738
Non-current liabilities:	
Other noncurrent liabilities	17,501
Accrued Employee Benefits - Long Term	5,285
Non-current liabilities	22,786
Total liabilities	2,952,524
Equity:	
Contributed capital	32,903
Retained deficit	(2,071,574)
Total equity	(2,038,671)
Total liabilities and equity	$ 913,853

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Data Services, Inc.
Statement of Income
As of December 31, 2021
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	4,331
Affiliate revenue		84
Total revenues		4,415
Expenses:		
Compensation and benefits		92,203
Professional services		860
Technology and communication		10,783
Rent and occupancy		5,160
Selling, general and administrative		7,790
Depreciation and amortization		59,333
Affiliate expense		50,137
Operating expenses		226,266
Operating loss		(221,851)
Affiliate interest income		4,332
Other expense, net		27
Pre-tax net loss		(217,492)
Income tax expense		97,258
Net loss	$	(314,750)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE eConfirm LLC
BALANCE SHEET
As of December 31, 2021
(Unaudited)

CURRENT ASSETS:		
Cash and cash equivalents	$	315
Accounts receivable, net of allowance		745
Due from affiliates		11,848
Current assets		12,908
Assets		12,908
LIABILITIES and EQUITY:		
NON-CURRENT LIABILITIES:		
Other non-current liabilities		374
Non-current liabilities		374
Liabilities		374
SHAREHOLDERS EQUITY:		
Retained earnings		12,534
Equity		12,534
Total liabilities and equity	$	12,908

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE eConfirm LLC
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$ 5,985
Total revenue	**5,985**
Selling, general and administrative	17
Professional services	39
Affiliate expense	1,795
Operating expenses	**1,851**
Operating income	**4,134**
Affiliate interest income	10
Other expense, net	**10**
Pre-tax net income	**4,144**
Net income	**4,144**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE ETF Hub, LLC
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	302
Accounts receivable, net of allowance	$	806
Current assets		1,108
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		6,806
Accumulated depreciation		(1,623)
Property and equipment, net		5,183
OTHER NON-CURRENT ASSETS:		
Investment in subsidiary		30,000
Other non-current assets		30,000
Total assets	$	36,291
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	10
Due to affiliates, net		8,298
Current liabilities		8,308
Total liabilities		8,308
EQUITY:		
Retained earnings		27,983
Total equity		27,983
Total liabilities and equity	$	36,291

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE ETF Hub, LLC
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenue:		
Fixed Income & Data Services Revenues	$	1,088
Total Revenue		1,088
Expenses:		
Professional Services		25
Rent and occupancy		69
Selling, General and Administration		3
Depreciation and amortization		1,054
Affiliate expense		615
Operating expenses		1,766
Operating loss		(678)
Other Income (Expense)		(1)
Pre-tax net loss		(679)
Income tax benefit		-
Net loss	$	(679)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Execution Services, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	-
Due to Affiliates		1,304
Current assets		1,304
Total Assets	**$**	**1,304**
LIABILITIES AND MEMBER EQUITY:		
Total liabilities		**-**
EQUITY:		
Contributed Capital		759
Retained earnings		545
Equity		**1,304**
Total liabilities and equity	**$**	**1,304**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norı recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year eı December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchanį Commission.

ICE Execution Services, LLC
Income Statement
Year Ended December 31, 2021
(Unaudited)
(In thousands)

Total revenue		**-**
OPERATING EXPENSES:		
Selling, general & administration	$	-
Operating expenses		**-**
Net loss	**$**	**-**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Futures U.S., Inc.
Balance Sheet
As of December 31, 2021
(Unaudited)

(in thousands)

Current assets:		
Cash and cash equivalents	$	1,932
Restricted cash		42,200
Prepaid expenses and other current assets		431
Due from affiliates, net		46,906
Current assets		91,469
Property and equipment:		
Property and equipment cost		635
Accumulated depreciation		(553)
Property and equipment, net		82
Other non-current assets:		
Goodwill		912,536
Other intangibles assets, net		287,348
Other noncurrent assets		2,574
Other non-current assets		1,202,458
Total assets	$	1,294,009

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities	$	10,656
Accrued salaries and benefits		2,972
Deferred revenue		78
Margin Deposits and Guaranty funds		22,684
Current liabilities		36,390
Non-current liabilities:		
Deferred tax liabilities - noncurrent		76,836
Other noncurrent liabilities		5,386
Non-current liabilities		82,222
Total liabilities		118,612
Equity:		
Contributed capital		29,082
Retained earnings		1,146,315
Total equity		1,175,397
Total liabilities and equity	$	1,294,009

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Futures U.S., Inc.
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	45,396
Revenues from affiliates		133,810
Other revenues		1,356
Total revenues		180,562
Expenses:		
Compensation and benefits		13,198
Professional services		76
Technology and communication		26,194
Rent and occupancy		671
Selling, general and adminstrative		3,027
Depreciation and amortization		2,046
Service and license fees to affiliates		44,235
Operating expenses		89,447
Operating income		91,115
Other income, net		229
Other income, net		229
Pre-tax net income		91,344
Income tax expense		22,994
Net income	$	68,350

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Markets Inc.
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Income Tax Receivable		3
Due from affiliates		33,287
Current Assets		33,290
OTHER NONCURRENT ASSETS:		
Deferred tax asset - noncurrent		604
Other Noncurrent Assets		604
Total assets	**$**	**33,894**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		33
Accrued salaries and benefits		1,981
Current Liabilities		**2,014**
Total liabilities		**2,014**
EQUITY:		
Additional Paid in Capital		19,924
Retained Earnings		11,955
Equity		**31,880**
Total liabilities and equity	**$**	**33,894**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Markets Inc.
Income Statement
Year Ended December 31, 2021
(Unaudited)
(in thousands)

REVENUES:		
Affiliate revenue		14,143
Operating Revenues		**14,143**
OPERATING EXPENSES:		
Compensation and benefits		8,075
Professional services		495
Rent and occupancy		492
Technology and communication		57
Selling, general & administrative		141
Intercompany expense		4,048
Operating expenses		**13,308**
Pre-tax net income		835
Income tax expense		400
Net income	**$**	**435**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Middle East Investments, LLC
Balance Sheet
As of December 31, 2021
(Unaudited)

(in thousands)

Current assets:		
Cash and cash equivalents	$	894
Current assets		894
Other non-current assets:		
Investment in subsidiary		32,101
Other non-current assets		32,101
Total assets	$	32,995
LIABILITIES and EQUITY		
Current liabilities:		
Due to affiliates, net	$	2,726
Current liabilities		2,726
Total liabilities		2,726
Non-Controlling Interest		9,001
Equity:		
Retained earnings		21,268
Total equity		21,268
Total liabilities and equity	$	32,995

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Middle East Investments, LLC
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	-
Total revenues		-
Expenses:		
Selling, general and adminstrative		1
Affiliate expenses		1,523
Operating expenses		1,524
Operating loss		(1,524)
Intercompany Interest Expense		(2)
Other income, net		1
Other expense, net		(1)
Pre-tax net loss		(1,525)
Income tax benefit		405
Net loss	$	(1,120)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Mortgage Services, LLC
BALANCE SHEET
As of December 31, 2021

(Unaudited)

CURRENT ASSETS:		
Cash and cash equivalents	$	6
Current assets		6
OTHER NON-CURRENT ASSETS:		
Goodwill		168,177
Other intangibles		72,273
Investment in subsidiary		203,694
Other non-current assets		444,144
Assets		444,150
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates		92,988
Current liabilities		92,988
NON-CURRENT LIABILITIES:		
Deferred tax liability - non current		30,865
Non-current liabilities		30,865
Liabilities		123,853
SHAREHOLDERS EQUITY:		
Retained earnings		320,297
Equity		320,297
Total liabilities and equity	$	444,150

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Mortgage Services, LLC
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Intercompany revenue	$ -
Total revenue	**-**
Depreciation and amortization	11,870
Operating expenses	**11,870**
Operating loss	**(11,870)**
Interest expense	-
Other income, net	-
Other expense, net	**-**
Pre-tax net loss	**(11,870)**
Income tax benefit	-
Net loss	**(11,870)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Mortgage Technology Holdings, Inc.
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:		
Income Tax Receivable		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
Due to affiliates, net		1
Total liabilities	**$**	**1**
Total liabilities & Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Trade the World™

ICE Mortgage Technology, Inc.
BALANCE SHEET
As of December 31, 2021
(Unaudited)

CURRENT ASSETS:	
Cash and cash equivalents	7,804
Accounts receivable, net of allowance	99,719
Prepaid expenses and other current assets	45,119
Current Income tax receivable	1,158
Due from affiliates	866,113
Current assets	1,019,913
PLANT PROPERTY AND EQUIPMENT:	
Property and equipment	190,724
Accumulated depreciation	(43,191)
Operating Lease Right of Use Asset	37,502
Property and equipment, net	185,035
OTHER NON-CURRENT ASSETS:	
Goodwill	7,739,380
Other intangibles, net	3,987,067
Other non-current assets	45,056
Other non-current assets	11,771,503
Assets	12,976,451
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	69,597
Accrued salaries and benefits	24,556
Other current liabilities	13,770
Deferred revenue	43,469
Current liabilities	151,392
NON-CURRENT LIABILITIES:	
Deferred tax liabilities Non current	1,092,906
Deferred revenue - Long term	15,485
Other non-current liabilities	107,520
Non-current liabilities	1,215,911
Liabilities	1,367,303
SHAREHOLDERS EQUITY:	
Additional paid-in capital	28,710
Retained earnings	11,580,438
Equity	11,609,148
Total liabilities and equity	12,976,451

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Mortgage Technology, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Mortgage Technology Revenues	$	1,092,441
Total revenue		**1,092,441**
Compensation and benefits		231,538
Professional services		33,016
Acquisition-related transaction and integration costs		28,041
Technology and communication		121,484
Rent and occupancy		7,943
Selling, general and administrative		18,029
Depreciation and amortization		388,530
Intercompany Expense		34,872
Operating expenses		**863,453**
Operating income		**228,988**
Interest income		4
Intercompany Interest Income		1,441
Interest expense		73
Other expense, net		(1,273)
Other income, net		**245**
Pre-tax net income		**229,233**
Income tax expense		138,722
Net income		**90,511**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE NGX U.S. Inc.
BALANCE SHEET
As of December 31, 2021
(Unaudited)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	1,170
Prepaid expenses and other current assets		1
Due from affiliate		140
Income tax receivable		69
Current assets		1,380
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		50
Operating lease right of use asset		225
Accumulated depreciation		(35)
Property and equipment, net		240
Assets		1,620
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		108
Accrued salaries and benefits		328
Other current liabilities		53
Current liabilities		489
NON-CURRENT LIABILITIES:		
Operating lease liability		179
Deferred tax liability		5
		184
Liabilities		673
SHAREHOLDERS EQUITY:		
Retained earnings		820
Accumulated other comprehensive income		127
Equity		947
Total liabilities and equity	$	1,620

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE NGX U.S. Inc.
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Other revenues	$ 1,948
Total revenue	**1,948**
Compensation and benefits	1,643
Professional Services	90
Technology and communication	32
Rent and other occupancy	61
Selling, general and administrative	12
Depreciation and amortization	11
Affiliate expense	-
Operating expenses	**1,849**
Operating income	**99**
Other expense, net	(5)
Pre-tax net income	**94**
Income tax expense	16
Net income	**78**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE PROCESSING, LLC
BALANCE SHEET
As of December 31, 2021
(unaudited)
(In thousands)

OTHER NON-CURRENT ASSETS:			
Investment in affiliates		$	8,536
	Other non-current assets		8,536
	Assets	$	8,536
LIABILITIES and EQUITY:			
CURRENT LIABILITIES:			
Due to affiliates, net		$	8,583
	Current liabilities		8,583
EQUITY:			
Retained deficit			(47)
	Equity		(47)
	Total Liabilities and Equity	$	8,536

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. information normally included in financial statements prepared in accordance with accounting principles generally acceptec United States of America have been condensed or omitted. These financial statements do not include income taxes account equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statement Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information requi generally accepted accounting principles for complete financial statements. These financial statements should be read in co with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 202 are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE PROCESSING, LLC
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(In thousands)

Total revenue	-
Operating expenses	-
Operating income	
Other income	-
Pre-tax net income	-
Income tax expense	-
Net income	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Swap Trade, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	377
Restricted cash		200
Due from affiliate		19,638
Current assets		20,215
Total assets	**$**	**20,215**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	-
Current liabilities		0
EQUITY:		
Contributed capital		9,200
Retained earnings		11,015
Equity		**20,215**
Total liabilities and equity	**$**	**20,215**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of no recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incor taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto f the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Secur and Exchange Commission.

ICE Swap Trade, LLC
Income Statement
Year Ended December 31, 2021
(Unaudited)
(in thousands)

REVENUES:		
Transaction fees	$	2,587
Operating revenues		2,587
OPERATING EXPENSES:		
Compensation and benefits		19
Technology Expenses		38
Selling, general & administrative		12
Service and license fees to affiliate		758
Operating expenses		**827**
Operating income		**1,760**
Net income	**$**	**1,760**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE U.S. OTC Commodity Markets, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	2,669
Accounts receivable, net of allowance		25,535
Current income tax receivable		7
Due from affiliate		30,868
Current assets		59,079
Total assets	**$**	**59,079**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	11,894
Current liabilities		11,894
Total liabilities		**11,894**
EQUITY:		
Additional paid-in capital		193
Retained earnings		46,992
Equity		**47,185**
Total liabilities and equity	**$**	**59,079**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norm adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain infc normally included in financial statements prepared in accordance with accounting principles generally accepted in the Unitec America have been condensed or omitted. These financial statements do not include income taxes accounting and equity me accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontine Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally a accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are con Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE U.S. OTC Commodity Markets, LLC
Income Statement
As Of December 31, 2021
(Unaudited)
(In thousands)

REVENUES:		
Transaction fees, net	$	19,277
Market data fees		98,243
Other revenue		908
Intercompany revenue		5,171
Operating revenues		**123,599**
OPERATING EXPENSES:		
Technology and communication		(2)
Selling, general & administration		2,110
Service & license fees to affiliates		88,450
Operating expenses		**90,558**
Operating income		**33,041**
OTHER EXPENSE:		
Other expense		**(9)**
Pre-tax net income		33,032
Income tax expense		3
Net income	**$**	**33,029**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE UK GP, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND MEMBER EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE UK LP, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets		1
Total assets	**$**	**1**

LIABILITIES AND MEMBER EQUITY:

EQUITY:

Member capital		1
Equity		**1**
Total Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE U.S. Holding Company GP LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)
(in thousands)

Non-current assets:	
Investment in affiliate	$ 15
Non-current assets	15
Total assets	15
Liabilities and Equity	
CURRENT LIABILITIES:	
Due to affiliates	$ -
Current liabilities	**0**
Equity:	
Retained earnings	15
Total equity	15
Total liabilities and equity	$ 15

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE US Holding Company LP
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE US Holding Company LP LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)
(in thousands)

Current assets:		
Cash and Cash Equivalents	$	**2,130**
Current income tax receivable		**3,308**
Current assets		**5,438**
Investment in subsidiary		**222,788**
Total assets	$	**228,226**
Liabilities and Equity		
Current liabilities:		
Accounts Payable and Accrued Liabilities		**497**
Due from affiliate		**4,851**
Current liabilities	$	**5,348**
Non Current Liabilities		**3**
Total liabilities		**5,351**
Equity:		
Contributed capital		**46,258**
Retained earnings		**176,617**
Total equity		**222,875**
Total liabilities and equity	$	**228,226**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE US Holding Company LP LLC
Income Statement
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Total revenues		**-**
Operating expenses:		
Professional Services		230
Selling, general & administration		3
Total operating expenses		**233**
Operating loss		**(233)**
Other Expense		**15**
Income tax expense		**111**
Net Loss	**$**	**(359)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

IDS International, Inc.
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

Current assets:		
Due from affiliates, net	$	442,651
Current assets		442,651
Total assets	$	442,651
Total liabilities		-
Equity:		
Retained earnings		442,651
Total equity		442,651
Total liabilities and equity	$	442,651

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

IDS International, Inc.
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenues:	
Transaction and clearing fees, net	$ -
Total revenues	-
Expenses:	
Selling, general and adminstrative	-
Operating expenses	-
Operating income	-
Intercompany interest income	669
Other Income, Net	(62)
Other income	607
Pre-tax net income	607
Income tax expense	223
Net income	$ 384

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Igloo Intermediate Corporation
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

Current assets:	
Cash and cash equivalents	$ 1
Due from affiliates, net	10,699
Current assets	**10,700**
Total assets	**$ 10,700**
LIABILITIES and EQUITY	
Current liabilities:	
Accounts payable and accrued liabilities	-
Current liabilities	**-**
Non-current liabilities:	
Deferred Tax Liabilities - Non Current	**2,011**
Non-current liabilities	**2,011**
Total liabilities	**2,011**
Equity:	
Retained earnings	**8,689**
Total equity	**8,689**
Total liabilities and equity	**$ 10,700**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Igloo Intermediate Corporation
Statement of Income
As of December 31, 2021
(Unaudited)
(in thousands)

Total revenues	-
Selling, general and administrative	-
Operating expenses	-
Operating loss	-
Pre-tax net loss	-
Income tax expense	**19**
Net loss	**(19)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

Interactive Data Holdings Corporation
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

Current assets:	
Cash and Cash Equivalents	5
Current assets	**5**
Non-current assets:	
Goodwill	3,231,837
Other intangibles, net	1,661,475
Investment in subsidiary	10,096
Due from affiliates	17,405
Non-current assets	**4,920,813**
Total assets	**$ 4,920,818**

LIABILITIES and EQUITY

Current liabilities:	
Income tax payable	-
Current liabilities	**-**
Non-current liabilities:	
Deferred tax liabilities - noncurrent	485,285
Non-current liabilities	**485,285**
Total liabilities	**485,285**
Equity:	
Contributed capital	1,474
Retained earnings	4,434,059
Total equity	**4,435,533**
Total liabilities and equity	**$ 4,920,818**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Interactive Data Holdings Corporation
Statement of Income
As of December 31, 2021
(Unaudited)
(in thousands)

Total revenues		**-**
Expenses:		
Depreciation and amortization		**114,839**
Operating expenses		**114,839**
Operating loss		**(114,839)**
Other expenses, net		**-**
Pre-tax net loss		**(114,839)**
Income tax benefit		**31,357**
Net loss	**$**	**(83,482)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Interactive Data Online Properties, Inc.
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

Current assets:		
Accounts receivable, net of allowance		30
Current Income Tax Receivable		8
Due to affiliates		66,975
Current assets		67,013
Total assets	$	67,013
LIABILITIES and EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities		3
Deferred Revenue		135
Current liabilities		138
Non-current liabilitiess:		
Deferred tax liabilities- non-current		1,350
Non-current liabilities		1,350
Total liabilities		1,488
Equity:		
Retained earnings		65,525
Total equity		65,525
Total liabilities and equity	$	67,013

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Interactive Data Online Properties, Inc.
Statement of Income
As of December 31, 2021
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	2,301
Total revenues		2,301
Expenses:		
Selling, general and administrative		40
Operating expenses		40
Operating income		2,261
Other expenses, net		-
Pre-tax net income		2,261
Income tax expense		581
Net income	$	1,680

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Interactive Data Real-Time Group, Inc.
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

Current assets:	
Accounts receivable, net of allowance	(3)
Due from affiliates, net	4,434
Current assets	4,431
Total assets	4,431
LIABILITIES and EQUITY	
Current liabilities:	
Accounts payable and accrued liabilities	-
Current liabilities	-
Noncurrent liabilities:	
Deferred Tax Liabilities Non Current	3
Noncurrent liabilities	3
Total liabilities	3
Equity:	
Retained earnings	4,428
Total equity	4,428
Total liabilities and equity	4,431

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Interactive Data Real-Time Group, Inc.
Statement of Income
As of December 31, 2021
(Unaudited)
(in thousands)

Revenues:	
Data services fees, net	$ 360
Total revenues	360
Expenses:	
Professional Services	6
Selling, general and administrative	(17)
Operating expenses	(11)
Operating income	371
Other expense, net	(263)
Other expense, net	(263)
Pre-tax net income	108
Income tax expense	27
Net income	$ 81

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
BALANCE SHEET
As of December 31, 2021
(Unaudited)

CURRENT ASSETS:		
Cash and cash equivalents	$	999
Restricted cash		10,010
Accounts receivable, net of allowance		5,565
Prepaid expenses and other current assets		59,515
Due From affiliates		633,193
Current Income tax receivable		36,221
Current assets		745,503
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		929,284
Accumulated depreciation		(648,210)
Operating Lease Right of Use Asset		77,514
Property and equipment, net		358,588
OTHER NON-CURRENT ASSETS:		
Goodwill		87,587
Other intangibles, net		10,614
Deferred Income Tax Asset - Non Current		1
Investment in affiliates		2,321,546
Other non-current assets		1,614,997
Other non-current assets		4,034,745
Assets		5,138,836
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		39,166
Accrued salaries and benefits		77,891
Other current liabilities		20,308
Deferred revenue		815
Current liabilities		138,180
NON-CURRENT LIABILITIES:		
Other non-current liabilities		166,600
Deferred Tax Liabilities		397,789
Non-current liabilities		564,389
Liabilities		702,569
Noncontrolling interest		251,654
SHAREHOLDERS EQUITY:		
Additional paid-in capital		469,958
Retained earnings		3,699,715
Accumulated other comprehensive income		14,940
Equity		4,184,613
Total liabilities and equity	$	5,138,836

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustme our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income t method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial state statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended Decen contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)

Transaction and clearing fees, net	$	15,268
Data services fees, net		21,931
Other revenues		3,537
Affiliate revenue		480,493
Total revenue		**521,229**
Compensation and benefits		282,629
Professional services		29,196
Acquisition-related transaction and integration costs		3,772
Technology and communication		131,661
Rent and occupancy		4,884
Selling, general and administrative		29,878
Depreciation and amortization		95,564
Affiliate expense		30,114
Operating expenses		**607,698**
Operating loss		**(86,469)**
Interest expense		(7)
Affiliate interest income		9,619
Other income, net		1,332,529
Other income, net		**1,342,141**
Pre-tax net income		**1,255,672**
Income tax expense		695,777
Net income		**559,895**
Net income from continuing operations attributable to non-controlling interest		(10,669)
Net income attributable to ICE	$	**549,226**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Intercontinental Exchange Property Protection, Inc.
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,477
Prepaid expenses and other current assets		779
Due from affiliates		9,881
Total current assets		12,137
NON-CURRENT ASSETS:		
Deferred tax liabilities - non current		67
Total non-current assets		67
Total assets	$	12,204
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts Payable and Accrued Liabilities	$	2,105
Income tax payable		169
Current liabilities		1,084
Current Liabilities		3,358
Total Liabilities		3,358
EQUITY:		
Retained earnings		8,846
Total equity		8,846
Total liabilities and equity	$	12,204

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Intercontinental Exchange Property Protection, Inc.
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Total Revenue	$	-
Expenses:		
Compensation and benefits		(277)
Professional services		100
Selling, general and administrative		(182)
Operating Expenses		(359)
Operating Income		359
Interest income		-
Intercompany Interest income		16
Other Income		16
Pre-tax net income		375
Income tax expense		99
Net income	$	276

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necess to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepar in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do n include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial stateme of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Ir financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with th Securities and Exchange Commission.

INTERCONTINENTAL EXCHANGE, INC.
BALANCE SHEET
As of December 31, 2021
(Unaudited)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,764
Prepaid expenses and other current assets		36
Income tax receivable		576
Current assets		2,376
OTHER NON-CURRENT ASSETS:		
Investment in subsidiaries		27,590,718
Other intangibles, Net		40
Deferred tax asset - non-current		11,521
Other non-current assets		52,280
Other non-current assets		27,654,559
Assets	$	27,656,935
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	83,728
Accrued salaries and benefits		23,948
Long term debt - current portion		1,511,002
Due to affiliates		13,433,115
Current liabilities		15,051,793
NONCURRENT LIABILITIES:		
Notes payable long-term		12,397,620
Non-current liabilities		12,397,620
Liabilities		27,449,413
EQUITY:		
Common stock, $0.01 par value		6,312
Treasury stock, at cost		(5,520,251)
Contributed capital		13,136,640
Retained deficit		(5,389,833)
Accumulated other comprehensive income		(2,025,346)
Equity		207,522
Total liabilities and equity	$	27,656,935

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

INTERCONTINENTAL EXCHANGE, INC.
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Total Revenue	**$ -**
Compensation and benefits	1,428
Acquisition-related transaction and integration costs	128
Selling, general and administrative	1,218
Operating expenses	**2,774**
Operating loss	**(2,774)**
Interest income	93
Affiliate interest expense	(24,760)
Interest expense	(415,496)
Other expense, net	(301)
Other expense, net	**(440,464)**
Pre-tax net loss	**(443,238)**
Income tax benefit	(198,291)
Net loss	**$ (244,947)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

IntercontinentalExchange International, Inc.
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND MEMBER EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of n recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. C information normally included in financial statements prepared in accordance with accounting principles generally accepted i United States of America have been condensed or omitted. These financial statements do not include income taxes accountin equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statemen Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information requir generally accepted accounting principles for complete financial statements. These financial statements should be read in conjur with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, whic contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Internet Services Telco LLC
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ -
Current assets	-
PLANT PROPERTY AND EQUIPMENT:	
Property and equipment	160
Accumulated depreciation	(160)
Property and equipment, net	-
Assets	-
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Due to affiliates	85
Current liabilities	85
Liabilities	85
SHAREHOLDERS EQUITY:	
Retained deficit	(85)
Equity	(85)
Total liabilities and equity	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Internet Services Telco LLC
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Data services fees, net	-
Total revenue	**-**
Professional Services	-
Depreciation and amortization	-
Operating expenses	**0**
Operating loss	**0**
Pre-tax net loss	**0**
Net loss	**0**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Level 11 Analytics, LLC
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	189
Accounts Receivable, Net		113
Prepaid expenses and other current assets		24
Due from affiliates, net		144
Current assets		470
Total assets	$	470
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	21
Accrued salaries and benefits		9
Deferred Revenue		161
Current liabilities		191
Total liabilities	$	191
EQUITY:		
Retained earnings		279
Total equity		279
Total liabilities and equity	$	470

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Level 11 Analytics, LLC
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenue:		
Fixed Income Data Services		102
Total Revenue		102
Expenses:		
Compensation and Benefits		87
Operating expenses		87
Operating income		15
Income Tax Expense		4
Net income	$	11

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

MERSCORP Holdings, Inc.
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	2,582
Accounts receivable, net of allowance		26,515
Prepaid expenses and other current assets		77
Due from affiliates		78,339
Income tax receivable		1,986
Current assets		109,499
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		15,189
Accumulated depreciation		(8,105)
Operating lease asset		1,081
Property and equipment, net		8,165
NON-CURRENT ASSETS:		
Deferred income tax asset non-current		1,336
Other non-current assets		449
Other non-current assets		1,785
Assets		119,449
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		898
Accrued salaries and benefits		1,197
Other current liabilities		404
Income taxes payable		-
Deferred revenue		19,698
Current liabilities		22,197
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - current		2,835
Other non current liabilities		1,453
Non-current liabilities		4,288
Liabilities		26,485
SHAREHOLDERS EQUITY:		
Contributed capital		201,176
Retained deficit		(108,212)
Equity		92,964
Total liabilities and equity	$	119,449

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

MERSCORP Holdings, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Mortgage Technology Revenues, net	195,289
Other revenue	-
Total revenue	**195,289**
Compensation and benefits	8,196
Professional Services	3,672
M&A Expenses	494
Technology and communication	361
Rent and other occupancy	382
Selling, general and administrative	533
Depreciation and amortization	3,439
Affiliate expense	7,586
Operating expenses	**24,663**
Operating income	**170,626**
Other income (expense)	-
Pre-tax net income	**170,626**
Income tax expense	47,782
Net income	**122,844**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Mortgage Electronic Registration Systems, Inc.
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	722
Income tax receivable		5
Current assets		727
OTHER NON-CURRENT ASSETS:		
Deferred income tax asset		6
Other non-current assets		6
Assets		733
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		25
Due to affiliates		414
Current liabilities		439
NON-CURRENT LIABILITIES:		
Deferred tax liability - non current		1
Non-current liabilities		1
Liabilities		440
SHAREHOLDERS EQUITY:		
Contributed capital		2,518
Retained deficit		(2,225)
Equity		293
Total liabilities and equity	$	733

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Mortgage Electronic Registration Systems, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Intercompany revenue	$ 285
Total revenue	**285**
Compensation and benefits	120
Professional services	44
Rent and Other Occupancy	-
Selling, general and administrative	97
Operating expenses	**261**
Operating income	**24**
Pre-tax net income	**24**
Income tax expense	7
Net income	**17**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

New York Futures Clearing Corporation
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member equity		**1**
Total Member Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

New York Stock Exchange LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets		1
Total assets	**$**	**1**

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NSX Securities, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:		
Due from Affiliate		3,184
Total assets	**$**	**3,184**
LIABILITIES AND EQUITY:		
EQUITY:		
Retained Earnings		3,184
Equity		**3,184**
Total equity	**$**	**3,184**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE American LLC
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,297
Accounts receivable, net of allowance		46,970
Income Tax Receivable		30
Due from affiliate		76,172
Current assets		124,469
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		-
Accumulated depreciation		-
Property and equipment, net		-
NON-CURRENT ASSETS:		
Goodwill		932,587
Other intangibles, net		565,772
Other noncurrent assets		137,938
Other non-current assets		1,636,297
Assets		1,760,766
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		63,332
Deferred revenue		4,856
SEC fees payable		920
Current liabilities		69,108
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		194,969
Other non-current liabilities		4,645
Deferred Revenue - Long Term		3,770
Non-current liabilities		203,384
Liabilities		272,492
Noncontrolling interest		27,418
SHAREHOLDERS EQUITY:		
Contributed capital		3,066
Retained earnings		1,456,694
Accumulated other comprehensive income		1,096
Equity		1,460,856
Total liabilities and equity	$	1,760,766

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE American LLC
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	38,315
Data services fees, net		8,885
Listing Fees		20,201
Other revenues		1,041
Affiliate revenue		1,776
Transaction based expenses		(35,345)
Total revenue, less transaction-based expenses		**34,873**
Compensation and benefits		93
Professional Services		1,231
Technology and communication		50
Selling, general and administrative		383
Depreciation and amortization		8,647
Affiliate expense		10,385
Operating expenses		**20,789**
Operating income		**14,084**
Interest expense		2
Other income, net		25,367
Other income, net		**25,365**
Pre-tax net income		**39,449**
Income tax expense		18,744
Net income		**20,705**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE ARCA LLC
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	190
Accounts receivable, net of allowance		74,743
Due from affiliates		533,481
Prepaid expenses and other current assets		208
Current assets		608,622
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		72,855
Accumulated depreciation		(69,806)
Property and equipment, net		3,049
NON-CURRENT ASSETS:		
Goodwill		563,001
Other intangibles, net		943,581
Other non-current assets		17,527
Other non-current assets		1,524,109
Assets		2,135,780
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		36,491
Income tax payable		125
Deferred Revenue		(42)
SEC fees payable		23,202
Current liabilities		59,776
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - current		250,219
Other non-current liabilities		30,927
Non-current liabilities		281,146
Liabilities		340,922
SHAREHOLDERS EQUITY:		
Additional paid-in capital		9,356
Retained earnings		1,785,502
Equity		1,794,858
Total liabilities and equity	$	2,135,780

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE ARCA LLC
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	802,403
Data services fees, net		75,062
Listing Fees		13,707
Other revenues		15,710
Affiliate revenue		3,509
Transaction based expenses		(708,322)
Total revenue, less transaction-based expenses		**202,069**
Compensation and benefits		207
Professional services		1,619
Technology and communication		1,086
Selling, general and administrative		(669)
Depreciation and amortization		15,176
Affiliate expense		113,394
Operating expenses		**130,813**
Operating income		**71,256**
Affiliate interest income		2,125
Other expenses, net		(3)
Other income, net		**2,122**
Pre-tax net income		**73,378**
Income tax expense		20,409
Net income		**52,969**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE ARCA, Inc.
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	390
Accounts receivable, net of allowance		9,981
Due from affiliates		496,557
Income Tax Receivable		685
Prepaid expenses and other current assets		1,551
Current assets		509,164
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		10,424
Accumulated depreciation		(3,021)
Operating Lease Right of Use Asset		5,918
Property and equipment, net		13,321
NON-CURRENT ASSETS:		
Other noncurrent assets		125,647
Non-current assets		125,647
Assets		648,132
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		430
Accrued salaries and benefits		1,441
Other Current Liabilites		872
SEC fees payable		2,401
Current liabilities		5,144
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		28,767
Other non-current liabilities		8,472
Non-current liabilities		37,239
Liabilities		42,383
SHAREHOLDERS EQUITY:		
Additional paid-in capital		5,699
Retained earnings		598,678
Accumulated other comprehensive income		1,372
Equity		605,749
Total liabilities and equity	$	648,132

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE ARCA, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	608,048
Data services fees, net		16,966
Other revenues		30,575
Transaction based expenses		(556,163)
Total revenue, less transaction-based expenses		**99,426**
Compensation and benefits		5,945
Professional services		205
Technology and communication		1,741
Rent and occupancy		1,647
Selling, general and administrative		402
Depreciation and amortization		792
Affiliate expense		8,900
Operating expenses		**19,632**
Operating income		**79,794**
Affiliate interest income		940
Other income, net		25,279
Other expense, net		**26,219**
Pre-tax net income		**106,013**
Income tax expense		31,212
Net income		**74,801**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE Chicago Holdings, Inc.
Balance Sheet
As of December 31, 2021
(Unaudited)

(in thousands)

Current assets:		
Cash and cash equivalents	$	56
Due from affiliates, net		16,803
Current assets		16,859
Other non-current assets:		
Goodwill		32,258
Other intangibles assets, net		34,780
Other noncurrent assets		-
Other non-current assets		67,038
Total assets	$	83,897

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities	$	-
Current liabilities		0
Non-current liabilities:		
Deferred tax liabilities - noncurrent		9,490
Non-current liabilities		9,490
Total liabilities		9,490
Equity:		
Contributed capital		3,894
Retained earnings		70,513
Total equity		74,407
Total liabilities and equity	$	83,897

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Chicago Holdings, Inc.
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenues:	
Transaction and clearing fees, net	$ -
Total revenues	-
Expenses:	
Selling, general and adminstrative	(1)
Depreciation and amortization	320
Operating expenses	319
Operating loss	(319)
Other expenses, net	-
Other expense, net	-
Pre-tax net loss	(319)
Income tax benefit	(102)
Net loss	$ (217)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Chicago, Inc.
Balance Sheet
As of December 31, 2021
(Unaudited)

(in thousands)

Current assets:		
Cash and cash equivalents	$	981
Accounts receivable		3,833
Prepaid expenses and other current assets		11
Current assets		4,825
Property and equipment:		
Property and equipment cost		6,103
Accumulated depreciation		(3,016)
Operating Lease Right of Use Asset		484
Property and equipment, net		3,571
Other non-current assets:		
Deferred tax assets- non current		6,204
Other noncurrent assets		3,661
Other non-current assets		9,865
Total assets	$	18,261
LIABILITIES and EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$	(836)
Accrued salaries and benefits		196
Due to affiliates, net		2,787
SEC fees payable		1,317
Octher current liabilities		690
Current liabilities		4,154
Non-current liabilities:		
Other noncurrent liabilities		4,889
Accrued employee benefits - long term		2,097
Non-current liabilities		6,986
Total liabilities		11,140
Equity:		
Contributed capital		8
Retained earnings		7,353
Accumulated other comprehensive income		(240)
Total equity		7,121
Total liabilities and equity	$	18,261

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Chicago, Inc.
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	21,399
Market Data Fees		5,155
OTC and Other revenues		1,269
Affiliate revenue		50
Transaction based expenses		(6,223)
Total revenues		21,650
Expenses:		
Compensation and benefits		(366)
Professional services		969
Technology and communication		292
Rent and occupancy		2,722
Selling, general and adminstrative		(124)
Depreciation and amortization		955
Affiliate expense		4,060
Operating expenses		8,508
Operating income		13,142
Interest expense		152
Other expenses, net		418
Other expense, net		570
Pre-tax net income		12,572
Income tax expense		2,163
Net income	$	10,409

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Group, Inc.
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	129
Income tax receivable		933
Current assets		1,062
OTHER NON-CURRENT ASSETS:		
Goodwill		155,981
Investment in Sub		85,474
Deferred tax asset - non-current		7,814
Other non-current assets		249,269
Total assets	$	250,331
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Other Current Liabilities	$	94
Due to affiliates		173,982
Current liabilities		174,076
NON-CURRENT LIABILITIES:		
Other non-current liabilities		41,865
Non-current liabilities		41,865
Total liabilities		215,941
EQUITY:		
Contributed capital		501
Retained earnings		33,889
Total equity		34,390
Total liabilities and equity	$	250,331

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE Group, Inc.
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenue:		
Total Revenue		-
Expenses:		
Selling, general, and administrative		(1,737)
Intercompany expenses		3,360
Operating expenses		1,623
Operating loss		(1,623)
Intercompany Interest income		85
Other income net		2
Other income, net		87
Pre-tax net loss		(1,536)
Income tax expense		1,453
Net loss	$	(2,989)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Holdings LLC
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ 552
Due from affiliates	6,476,523
Current assets	6,477,075
OTHER NON-CURRENT ASSETS:	
Other non-current assets	0
Other non-current assets	0
Assets	$ 6,477,075
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	$ 0
Current Liabilities	0
NON-CURRENT LIABILITIES:	
Notes payable - non-current	-
Non-current liabilities	-
Liabilities	0
EQUITY:	
Contributed Capital	(6,574,971)
Net Income	1,240,078
Retained earnings	11,811,968
Total equity	6,477,075
Total liabilities and equity	$ 6,477,075

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Holdings LLC
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Total Revenue, less transaction-based expenses	$ -
Expenses:	
Selling, general and administrative	9
Intercompany Expense	-
Operating expenses	9
Operating loss	(9)
Interest income from affiliates	11,866
Other income, net	1,227,561
Other income, net	1,239,427
Pre-tax net income	1,239,418
Income tax benefit	-
Net income	$ 1,239,418

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE IP LLC
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Due from affiliates	$	661
Current assets		661
Assets	$	661
LIABILITIES AND EQUITY:		
EQUITY:		
Retained deficit		736
Contributed capital		-
Accumulated other comprehensive income		(75)
Total equity		661
Total liabilities and equity	$	661

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Liffe Holdings, LLC
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Due from affiliate	$ 3
Current liabilities	**3**
Liabilities	**3**
EQUITY:	
Retained deficit	(3)
Total equity	**(3)**
Total liabilities and equity	**$ -**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Liffe US LLC
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	83
Current assets		83
NON-CURRENT ASSETS:		
Deferred tax asset - non-current		88
Goodwill		(31)
Other non-current assets		57
Total assets	$	140
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to afflilate	$	25,818
Current liabilities		25,818
Total liabilities		25,818
EQUITY:		
Contributed capital		(25,678)
Retained deficit		-
Total equity		(25,678)
Total liabilities and equity	$	140

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Liffe US LLC
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Total Revenue, less transaction-based expenses	$	-
Expenses:		
Operating expenses		-
Pre-tax net income		-
Income tax benefit		-
Net income	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting princi generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been deri from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Repo on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Market (DE), Inc.
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	22,917
Short-term Investments		9,179
Accounts receivable, net of allowance		209,284
Due from affiliates		2,473,950
Prepaid expenses and other current assets		8,560
Income tax receivable		2,061
Current assets		2,725,951
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		591,821
Accumulated depreciation		(217,258)
Operating Lease Right of Use Asset		4,673
Property and equipment, net		379,236
NON-CURRENT ASSETS:		
Goodwill		1,564,001
Other intangibles, net		1,798,029
Other non-current assets		144,383
Other non-current assets		3,506,413
Assets		6,611,600
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		87,398
Accrued salaries and benefits		57,448
Other Current Liabilities		4,117
Income Tax Payable		0
Deferred revenue		47,960
SEC fees payable		25,903
Current liabilities		222,826
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - current		472,344
Other non-current liabilities		71,953
Accrued employee benefits - long term		172,759
Deferred revenue - long term		62,686
Non-current liabilities		779,742
Liabilities		1,002,568
SHAREHOLDERS EQUITY:		
Contributed capital		(440,448)
Additional paid-in capital		150,727
Retained earnings		5,946,317
Accumulated other comprehensive income		(47,564)
Equity		5,609,032
Total liabilities and equity	$	6,611,600

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE Market (DE), Inc.
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	739,502
Data services fees, net		239,288
Listing Fees		445,405
Other revenues		32,042
Affiliate revenue		136,537
Transaction based expenses		(573,879)
Total revenue, less transaction-based expenses		**1,018,895**
Compensation and benefits		172,670
Professional services		38,281
Technology and communication		24,184
Rent and occupancy		8,937
Selling, general and administrative		68,156
Depreciation and amortization		65,198
Affiliate expense		55,373
Operating expenses		**432,799**
Operating income		**586,096**
Interest income		12
Affiliate interest income		5,220
Interest expense		(2)
Other income, net		(3,186)
Other income, net		**2,044**
Pre-tax net income		**588,140**
Income tax expense		182,253
Net income		**405,887**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE National, Inc.
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	234
Accounts receivable		2,336
Current assets		2,570
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		4,720
Accumulated depreciation		(3,423)
Property and equipment, net		1,297
NON-CURRENT ASSETS:		
Goodwill		5,355
Other intangibles, net		2,000
Other non-current assets		8,210
Other non-current assets		15,565
Assets		19,432
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		(332)
Due to affiliates		42,459
SEC Fees Payable		1,729
Current liabilities		43,856
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - non current		269
Other Non-Current Liabilities		3
Non-current liabilities		272
Liabilities		44,128
SHAREHOLDERS EQUITY:		
Retained deficit		(24,696)
Equity		(24,696)
Total liabilities and equity	$	19,432

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE National, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Transaction and clearing fees, net	79,355
Data services fees, net	7,702
Other revenues	7
Affiliate revenue	30
Transaction based expenses	(84,969)
Total revenue	**2,125**
Compensation and benefits	100
Professional Services	802
Selling, general and administrative	(36)
Depreciation and amortization	944
Affiliate expense	2,781
Operating expenses	**4,591**
Operating loss	**(2,466)**
Other expense	0
Pre-tax net loss	**(2,466)**
Income tax benefit	975
Net loss	**(1,491)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Technologies Connectivity, Inc.
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	530
Accounts receivable, net of allowance		28,421
Due from Affiliates		550,451
Prepaid expenses and other current assets		1,305
Income tax receivable		4,142
Current assets		584,849
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		23,459
Accumulated depreciation		(18,907)
Property and equipment, net		4,552
NON-CURRENT ASSETS:		
Goodwill		332,000
Other intangibles, net		345,000
Investment in Subsidiary		(479)
Other non-current assets		676,521
Assets		1,265,922
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		4,203
Accrued salaries and benefits		528
Income tax payable		(244)
Current liabilities		4,487
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		89,165
Other non-current liabilities		4,218
Non-current liabilities		93,383
Liabilities		97,870
SHAREHOLDERS EQUITY:		
Contributed capital		4,605
Retained earnings		1,163,435
Accumulated other comprehensive income		12
Equity		1,168,052
Total liabilities and equity	$	1,265,922

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Technologies Connectivity, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Exchanges Data Services	$	43,920
Other Data Services		141,099
Affiliate Revenue		5,408
Total revenue		**190,427**
Compensation and benefits		5,208
Professional Services		205
Technology and communication		25,290
Rent and occupancy		397
Selling, general and administrative		(282)
Depreciation and amortization		2,541
Affiliate expense		10,035
Operating expenses		**43,394**
Operating income		**147,033**
Affiliate interest income		1,453
Other expense, net		**1,453**
Pre-tax net income		**148,486**
Income tax benefit (expense)		(34,000)
Net income		**114,486**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

onExchange Board of Trade
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:	
Other assets	$ 1
Total Assets	**1**
LIABILITIES AND EQUITY:	
EQUITY:	
Member capital	1
Equity	**1**
Total Equity	**$ 1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

onExchange Clearing Corporation
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:	
Other assets	$ 1
Total assets	**1**
LIABILITIES AND EQUITY:	
EQUITY:	
Member capital	1
Member equity	**1**
Total equity	**$ 1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

PDR Services LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Pit Trader, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets		1
Total assets	**$**	**1**

LIABILITIES AND MEMBER EQUITY:

EQUITY:

Member capital		1
Equity		**1**
Total Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchar Commission.

Q-WIXX B SUB, LLC
BALANCE SHEET
As of December 31, 2021
(Unaudited)

ASSETS:		
OTHER NON-CURRENT ASSETS:		
Investment in subsidiaries		1,989
	Other non-current assets	1,989
	Assets	1,989
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates		1,638
	Current liabilities	1,638
EQUITY:		
Retained earnings		351
	Equity	351
	Total liabilities and equity	$ 1,989

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Q-WIXX B SUB, LLC
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(In thousands)

Total revenue	$	-
Selling, general & administration		-
Operating expenses		-
Operating loss		-
Pre-tax net loss		-
Income tax benefit		-
Net income	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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QW HOLDINGS, LLC
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	-
Due from affiliates, net		5,899
Current assets		5,899
Total assets		5,899
EQUITY:		
Retained earnings	$	4,727
Contributed capital		1,172
Equity		5,899
Total equity	$	5,899

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

QW HOLDINGS, LLC
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(In thousands)

Total revenue	**$**	**-**
Selling, general & administration		-
Operating expenses		**-**
Operating loss		**-**
Intercompany interest income		17
Pre-tax net income		**17**
Income tax expense		**-**
Net income	**$**	**17**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Radiate, Inc.
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	358
Due from affilates		238
Current assets		596
Total assets	$	596
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates		-
Current liabilities		-
Total liabilities		-
EQUITY:		
Retained earnings		596
Total equity		596
Total liabilities and equity	$	596

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Radiate, Inc.
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenue:		
Other Revenue		-
Total Revenue		-
Expenses:		
Professional services		-
Selling, general, and administrative		1
Amortization and Depreciation		123
Operating expenses		124
Operating loss		(124)
Pre-tax net loss		(124)
Income tax benefit		(34)
Net loss	$	(90)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

RisQ, Inc
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	112
Accounts Receivable, Net		50
Prepaid expenses and other current assets		6
Current assets		168
NONCURRENT ASSETS:		
Deferred Income Tax Asset Non Current		79
Noncurrent assets		79
Total assets	$	247
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	74
Accrued salaries and benefits		5
Intercompany		717
Current liabilities		796
Total liabilities		796
EQUITY:		
Retained deficit		(549)
Total equity		(549)
Total liabilities and equity	$	247

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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RisQ, Inc
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenue:		
Fixed Income Data Services		25
Total Revenue		25
Expenses:		
Compensation and Benefits		153
Operating expenses		153
Operating loss		(128)
Provision for taxes		(34)
Net loss	$	(94)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

SECURITIES EVALUATIONS, INC.
BALANCE SHEET
As of December 31, 2021
(Unaudited)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,050
Accounts receivable, net of allowance		11,256
Income tax receivable		28
Due from affiliates		25,222
Current assets		37,556
PROPERTY AND EQUIPMENT		
Property and equipment cost		801
Accumulated depreciation		(783)
Property and equipement, net		18
OTHER NON-CURRENT ASSETS:		
Goodwill		276,704
Other intangibles, net		93,798
Deferred income tax asset- noncurrent		952
Other non-current assets		371,454
Assets		409,028
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		250
Accrued Salaries and Benefits		(2)
Deferred Revenue		748
Current liabilities		996
NON-CURRENT LIABILITIES:		
Deferred tax liabilities- noncurrent		26,307
Non-current liabilities		26,307
Liabilities		27,303
SHAREHOLDERS EQUITY:		
Contributed capital		366
Retained earnings		381,359
Equity		381,725
Total liabilities and equity	$	409,028

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

SECURITIES EVALUATIONS, INC.
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)

Data services fees, net	$ -
Total revenue	**-**
Compensation and benefits	3
Depreciation and amortization	9,185
Operating expenses	**9,188**
Operating loss	**(9,188)**
Affiliate interest income	339
Other income, net	16
Other income, net	**355**
Pre-tax net loss	**(8,833)**
Income tax benefit	2,422
Net loss	**(6,411)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Securities Industry Automation Corporation
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	257
Accounts receivable, net of allowance		1,429
Due from Affiliates		287,027
Prepaid expenses and other current assets		3,322
Current assets		292,035
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		360,233
Accumulated depreciation		(224,123)
Operating lease asset		46,374
Property and equipment, net		182,484
Assets		474,519
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		3,627
Accrued salaries and benefits		2,666
Other current liabilities		5,326
Income Tax Payable		0
Current liabilities		11,619
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - current		11,469
Operating lease liability		46,822
Other non-current liabilities		2,296
Non-current liabilities		60,587
Liabilities		72,206
SHAREHOLDERS EQUITY:		
Contributed capital		19,912
Retained earnings		382,401
Equity		402,313
Total liabilities and equity	$	474,519

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Securities Industry Automation Corporation
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Transaction and clearing fees, net		
Data services fees, net	$	13,128
Affiliate revenue		66,377
Total revenue		**79,505**
Compensation and benefits		12,304
Professional services		1,648
Technology and communication		24,082
Rent and occupancy		37
Selling, general and administrative		(120)
Depreciation and amortization		28,889
Operating expenses		**66,840**
Operating income		**12,665**
Pre-tax net income		**12,665**
Income tax expense		3,439
Net income		**9,226**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Simplifile Holdings, Inc.
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,343
Current Income Tax Receivable		1,071
Due from affiliates, net		12,343
Current assets		14,757
Total assets	$	14,757
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Other current liabilities		1,343
Current liabilities		1,343
NON-CURRENT LIABILITIES:		
Deferred Non Current Tax Liabilities		15,483
Non-current liabilities		15,483
Total liabilities		16,826
EQUITY:		
Retained deficit		(2,069)
Total equity		(2,069)
Total liabilities and equity	$	14,757

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Simplifile Holdings, Inc.
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Total Revenue		-
Expenses:		
Selling, general and administrative		2
Operating expenses		2
Operating income		(2)
Pre-tax net loss		(2)
Income tax expense		2,088
Net loss	$	(2,090)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Simplifile LC
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	31,207
Accounts receivable		31,534
Prepaid expenses and other current assets		1,435
Due from affiliates, net		78,880
Current assets		143,056
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		20,011
Accumulated depreciation		(7,288)
Operating Lease Right of Use Asset		3,691
Property and equipment, net		16,414
NON-CURRENT ASSETS:		
Goodwill		222,905
Other intangibles, net		96,420
Other non-current assets		319,325
Total assets	$	478,795
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	43,876
Accrued salaries and benefits		2,425
Other current liabilities		874
Income tax payable		1,074
Current liabilities		48,249
NON-CURRENT LIABILITIES:		
Deferred Non Current Tax Liabilities		-
Other non-current liabilities		6,770
Non-current liabilities		6,770
Total liabilities		55,019
EQUITY:		
Contributed capital		1,400
Retained earnings		422,376
Total equity		423,776
Total liabilities and equity	$	478,795

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Simplifile LC
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenue:		
Transaction and clearing fees, net	$	115,487
Other revenue		3,722
Total Revenue		119,209
Expenses:		
Compensation and benefits		23,178
Professional services		534
M&A Expenses		664
Technology and communication		17,207
Rent and occupancy		757
Selling, general and administrative		2,863
Depreciation and amortization		11,332
Operating expenses		56,535
Operating income		62,674
Interest income		1
Intercompany interest income		88
Other expense, net		89
Pre-tax net income		62,763
Income tax expense		15,077
Net income	$	47,686

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Stock Clearing Corporation
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:			
Due from Affiliates		$	2,764
	Current assets		2,764
NON-CURRENT ASSETS:			
Goodwill			(19)
Other noncurrent assts			300
	Other non-current assets		281
	Assets		3,045
LIABILITIES and EQUITY:			
CURRENT LIABILITIES:			
Accounts payable and accrued liabilities			-
	Current liabilities		-
	Liabilities		-
SHAREHOLDERS EQUITY:			
Retained earnings			3,045
	Equity		3,045
	Total liabilities and equity	$	3,045

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Stock Clearing Corporation
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Other revenues	$ -
Total revenue	**-**
Selling, general and administrative	-
Operating expenses	**-**
Operating income	**-**
Other expense, net	**-**
Pre-tax net income	**-**
Income tax expense	-
Net income	**-**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Strike Network Services LLC
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	12
Due from affiliates		21
Current assets		33
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		401
Accumulated depreciation		(332)
Property and equipment, net		69
Assets		102
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
Current liabilities		0
Liabilities		0
SHAREHOLDERS EQUITY:		
Retained earnings		102
Equity		102
Total liabilities and equity	$	102

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Strike Network Services LLC
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Data services fees, net	-
Total revenue	**0**
Depreciation and amortization	68
Operating expenses	**68**
Operating loss	**(68)**
Pre-tax net loss	**(68)**
Net loss	**(68)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

StrikeNET LLC
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	26
Due from affiliates		92
Current assets		118
Assets		118
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
Current liabilities		0
Liabilities		0
SHAREHOLDERS EQUITY:		
Retained earnings		118
Equity		118
Total liabilities and equity	$	118

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

StrikeNET LLC

STATEMENT OF INCOME

Year Ended December 31, 2021

(Unaudited)

(in thousands)

Data services fees, net	-
Total revenue	**1**
Selling, general and administrative	1
Operating expenses	**1**
Operating loss	**0**
Pre-tax net loss	**0**
Net loss	**0**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Super Peach Acquisition Corp.
Balance Sheet
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	137
Prepaid expenses and other current assets		88
Current assets		225
Total assets	$	225
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	2
Intercompany		200
Current liabilities		202
Total liabilities		202
EQUITY:		
Contributed capital		25
Retained deficit		(2)
Total equity		23
Total liabilities and equity	$	225

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Super Peach Acquisition Corp.
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenue:	
Total Revenue	-
Expenses:	
Professional services	2
Operating expenses	2
Operating loss	(2)
Net loss	$ (2)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Super Peach Acquisition Sponsor, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	$	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Tap and Trade, Inc.
Balance Sheet
As Of December 31, 2021
(Unaudited)

ASSETS:

Other assets		1
Total assets	**$**	**1**

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

The Clearing Corporation
Balance Sheet
As of December 31, 2021
(Unaudited)

(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,655
Due from affiliate		-
Current Assets		1,655
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment cost		-
Accumulated depreciation		-
Property and Equipment, Net		0
OTHER NONCURRENT ASSETS:		
Goodwill		22,514
Other non-current assets		22,514
Assets	$	24,169
LIABILITIES and EQUITY:		
NON CURRENT LIABILITIES:		
Deferred Tax Liabilities -Non Current		-
Other non-current liabiities		0
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	-
Due to affiliate		42
Current liabilities		42
Liabilities		42
EQUITY:		
Contributed capital		90,246
Retained deficit		(66,119)
Total Equity		24,127
Total Liabilities and Equity	$	24,169

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

The Clearing Corporation
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenues:	
Other revenue	$ -
Total revenue	-
Expenses:	
Selling, general and administrative	11
Operating expenses	11
Operating loss	(11)
Interest income	-
Other income	-
Pre-tax net loss	(11)
Income tax benefit	13
Net Income	$ 2

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

TheDebtCenter, L.L.C.
Balance Sheet
As of December 31, 2021
(Unaudited)

(in thousands)

Current assets:		
Cash and cash equivalents	$	-
Income Tax Receivable		2
Current assets		2
Other non-current assets:		
Goodwill		423,555
Other intangibles assets, net		(5)
Investment in subsidiary		240,876
Other non-current assets		664,426
Total assets	$	664,428

LIABILITIES and EQUITY

Current liabilities:		
Due to affiliates, net	$	584
Current liabilities		584
Total liabilities		584
Equity:		
Retained earnings		663,844
Total equity		663,844
Total liabilities and equity	$	664,428

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

TheDebtCenter, L.L.C.
Statement of Income
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Revenues:		
Other revenues	$	-
Total revenues		-
Expenses:		
Depreciation and amortization		-
Operating expenses		-
Operating loss		-
Other expenses, net		-
Other expense, net		-
Pre-tax net loss		-
Income tax expense		1
Net loss	$	(1)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

TMC Bonds, L.L.C.
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,271
Accounts receivable, net of allowance		15
Due from affiliates		57,295
Income tax receivable		7
Current assets		58,588
NON-CURRENT ASSETS:		
Goodwill		42
Other non-current assets		42
Assets		58,630
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		2
Current liabilities		2
Liabilities		2
SHAREHOLDERS EQUITY:		
Additional paid-in capital		1,263
Retained earnings		57,365
Equity		58,628
Total liabilities and equity	$	58,630

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

TMC Bonds, L.L.C.
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Data services fees, net	$	192
Total revenue		**192**
Technology and communication		29
Selling, general and administrative		(151)
Affiliate expense		63
Operating expenses		**(59)**
Operating income		**251**
Affiliate interest income		103
Other income, net		**103**
Pre-tax net income		**354**
Income tax expense		3
Net income		**351**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

TradeCapture OTC Corp
Balance Sheet
As Of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Accounts receivable, net of allowance		-
Current Income Tax Receivable		2
Current assets		2
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		5,635
Accumulated depreciation		(4,616)
Property and equipment net		1,019
OTHER NON-CURRENT ASSETS		
Investment in subsidiary		168
Other non-current assets		168
Total assets	**$**	**1,189**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		32
Accrued salaries and benefits		267
Due to affiliates		20,638
Current liabilities		20,937
NONCURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		263
NonCurrent Liabilities		263
Total liabilities		**21,200**
EQUITY:		
Additional paid-in capital		5,302
Net deficit		(25,313)
Equity		**(20,011)**
Total liabilities and equity	**$**	**1,189**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of no recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include inco taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes th for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

TradeCapture OTC Corp
Income Statement
Year Ended December 31, 2021
(Unaudited)
(In thousands)

REVENUES:	
Other revenue	$ -
Operating revenues	**0**
OPERATING EXPENSES:	
Compensation and benefits	377
Professional services	16
Technology and communcations	51
Selling, general & administration	0
Amortization & depreciation expense	669
Service & license fees to affiliates	146
Operating expenses	**1,259**
Operating loss	**(1,259)**
Income tax benefit	**346**
Net loss	**$ (913)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

TradeCapture OTC Holdings, Inc.
Balance Sheet
As Of December 31, 2021
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Due from affiliate	$	5,993
Current assets		5,993
OTHER NON-CURRENT ASSETS		
Deferred tax assets - non-current		8
Goodwill		8,744
Other non-current assets		8,752
Total assets	**$**	**14,745**
LIABILITIES:		
Accounts Payable and Accrued Liabilities	$	2
Liabilities		**2**
EQUITY:		
Contributed Capital	$	10,880
Retained Earnings		3,863
Equity		**14,743**
Total liability and equity	**$**	**14,745**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

TradeCapture OTC Holdings, Inc.
Income Statement
Year Ended December 31, 2021
(Unaudited)
(In thousands)

TOTAL REVENUE	**$**	**-**
OPERATING EXPENSES:		
Selling, general and administrative		13
Operating expenses		**13**
Pre-tax net loss		(13)
Income tax benefit		3
Net loss	**$**	**(10)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Trebuchet Holdings, LLC
Balance Sheet
As Of December 31, 2021
(Unaudited)
(In thousands)

PLANT PROPERTY AND EQUIPMENT		
Property and equipment cost	$	1,060
Accumulated depreciation		(1,060)
Property and equipment net		0
Total assets	**$**	-
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates	$	2,000
Current liabilities		2,000
Total liabilities		**2,000**
EQUITY:		
Contributed capital		1,659
Retained deficit		(3,659)
Equity		**(2,000)**
Total liabilities and equity	**$**	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norn recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year er December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang Commission.

Trebuchet Holdings, LLC
Income Statement
Year Ended December 31, 2021
(Unaudited)
(In thousands)

Total Revenue	$ -
OPERATING EXPENSES:	
Amortization & depreciation expense	$ -
Operating expenses	**-**
Net loss	**$ -**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Wireless Internetwork LLC
BALANCE SHEET
As of December 31, 2021
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	3
Current assets		3
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		112
Accumulated depreciation		(100)
Property and equipment, net		12
Assets		15
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to afilliates		118
Current liabilities		118
Liabilities		118
SHAREHOLDERS EQUITY:		
Retained deficit		(103)
Equity		(103)
Total liabilities and equity	$	15

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Wireless Internetwork LLC
STATEMENT OF INCOME
Year Ended December 31, 2021
(Unaudited)
(in thousands)

Data services fees, net	-
Total revenue	**-**
Depreciation and amortization	12
Operating expenses	**12**
Operating loss	**(12)**
Pre-tax net loss	**(12)**
Net loss	**(12)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

EXHIBIT I

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2022

EXHIBIT I

The audited consolidated financial statements for NYSE Arca, Inc. for the year ended December 31, 2021 follow.

CONSOLIDATED FINANCIAL STATEMENTS

NYSE Arca, Inc. and Subsidiaries
Year Ended December 31, 2021
With Report of Independent Auditors

NYSE Arca, Inc. and Subsidiaries

Consolidated Financial Statements

Year Ended December 31, 2021

Contents

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Report of Independent Auditors

The Board of Directors and Management
NYSE Arca, Inc. and Subsidiaries

Opinion

We have audited the consolidated financial statements of NYSE Arca, Inc. and Subsidiaries (the Company), which comprise the consolidated balance sheet as of December 31, 2021, and the related consolidated statements of net income, changes in equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Ernst + Young LLP

June 17, 2022

NYSE Arca, Inc. and Subsidiaries

Consolidated Balance Sheet

(In Millions)

December 31, 2021

Assets		
Current assets:		
Cash and cash equivalents	$	21
Accounts receivable, net		85
Due from affiliates		111
Income tax receivable		1
Loan receivable from affiliate		1,941
Other current assets		33
Total current assets		2,192
Non-current assets:		
Property and equipment, net		16
Goodwill		563
Other intangible assets, net		944
Other non-current assets		145
Total non-current assets		1,668
Total assets	$	3,860
Liabilities and equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	81
Due to affiliates		1,015
Loan payable to affiliate		20
Total current liabilities		1,116
Non-current liabilities:		
Deferred income taxes		280
Other non-current liabilities		39
Total non-current liabilities		319
Total liabilities		1,435
Equity		2,425
Total liabilities and equity	$	3,860

See accompanying notes to consolidated financial statements.

NYSE Arca, Inc. and Subsidiaries

Consolidated Statement of Net Income

(In Millions)

Year Ended December 31, 2021

Revenues:	
Transaction fees	$ 1,423
Listing fees	14
Data services fees	92
Affiliate	14
Other	46
Total revenues	1,589
Transaction-based expenses:	
Section 31 fees	112
Cash liquidity payments, routing and clearing	1,200
Total revenues less transaction-based expenses	277
Operating expenses:	
Compensation and benefits	7
Technology and communications	3
Professional services	3
Rent and occupancy	2
Depreciation and amortization	16
Affiliate	93
Total operating expenses	124
Operating income	153
Other income:	
Interest and other income, net	22
Income before income tax expense	175
Income tax expense	51
Net income	$ 124

See accompanying notes to consolidated financial statements.

NYSE Arca, Inc. and Subsidiaries

Consolidated Statement of Changes in Equity

(In Millions)

Year ended December 31, 2021

Balance at January 1, 2021	$	2,301
Net income		124
Balance at December 31, 2021	$	2,425

See accompanying notes to consolidated financial statements.

NYSE Arca, Inc. and Subsidiaries

Consolidated Statement of Cash Flows

(In Millions)

Year Ended December 31, 2021

Operating activities:		
Net income	$	124
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		16
Deferred income taxes		1
Change in assets and liabilities:		
Accounts receivable		(7)
Loans receivable from and payable to affiliates		(419)
Income tax receivable		(1)
Other assets		(10)
Accounts payable and accrued liabilities		(87)
Due from and due to affiliates		389
Other liabilities		2
Total adjustments		(116)
Net cash provided by operating activities		8
Net increase in cash and cash equivalents		8
Cash and cash equivalents, beginning of year		13
Cash and cash equivalents, end of year	$	21
Supplemental cash flow disclosure:		
Cash paid for income taxes	$	3

See accompanying notes to consolidated financial statements.

1. Description of Business

NYSE Arca, Inc. ("NYSE Arca" or the "Exchange" or the "Company") is a wholly-owned subsidiary of NYSE Group, Inc. (the "Parent"), a holding company that through its subsidiaries, operates securities exchanges including NYSE Arca. The Parent is a wholly-owned subsidiary of Intercontinental Exchange, Inc. ("ICE"). ICE operates regulated global markets and clearing houses, including futures exchanges, over-the-counter markets and derivatives clearing houses. ICE operates 12 global exchanges and six central clearing houses. ICE offers end-to-end market data services to support trading, investment and risk management needs of customers across virtually all asset classes. The Exchange is a United States registered national securities exchange and self-regulatory organization ("SRO"). As such, the Exchange is registered with, and subject to oversight by, the Securities and Exchange Commission ("SEC"). In addition to the Exchange, the Parent has four other subsidiary SRO's: New York Stock Exchange LLC, NYSE American LLC, NYSE National, Inc., and NYSE Chicago, Inc.

The Exchange and NYSE Arca Equities, Inc. are the regulators of their members. Certain of the Exchange's regulatory functions are performed by the Financial Industry Regulatory Authority, Inc., ("FINRA") pursuant to an agreement.

2. Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are presented in accordance with United States generally accepted accounting principles ("U.S. GAAP") and include the accounts of the Exchange and its subsidiaries, which include NYSE Arca Equities, Inc., NYSE Arca LLC, Archipelago Trading Services, Inc., and Archipelago Securities LLC (collectively, the "Subsidiaries"). All intercompany balances and transactions between the Exchange and its Subsidiaries have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Exchange's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Affiliate Revenues and Expenses

Affiliate revenues are recognized when the related services are provided to the Company's affiliates. Affiliate expenses are recognized at the time the services are provided to the Company by its affiliates (Note 6).

Cash and Cash Equivalents

The Exchange considers all short-term, highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. As of December 31, 2021, the Company did not hold any investments of this type.

Allowance for Doubtful Accounts

Under ASU 2016-13, *Measurement of Credit Losses on Financial Instruments,* we estimate our allowance for doubtful accounts using an aging method, disaggregated based on major revenue stream categories as well as other unique revenue stream factors. The allowance for doubtful accounts is maintained at a level that we believe to be sufficient to absorb expected credit losses over the expected life in our accounts receivable portfolio. The allowance is based on several factors, including continuous assessments of risk characteristics, specific customer events that may impact its ability to meet its financial obligations, and other reasonable and supportable economic forecasts and characteristics. Accounts receivable are written-off against the allowance for doubtful accounts when collection efforts cease. The Exchange's allowance for doubtful accounts was de minimis as of the balance sheet date.

Property and Equipment

Property and equipment is recorded at cost, reduced by accumulated depreciation (Note 9). Depreciation and amortization expense related to property and equipment is computed using the straight-line method based on estimated useful lives of the assets, or in the case of leasehold improvements, the shorter of the initial lease term or the estimated life of the improvement. The Exchange reviews the remaining estimated useful lives of its property and equipment at each balance sheet date and will make adjustments to the estimated remaining useful lives whenever events or changes in circumstances indicate that the remaining useful lives have changed.

Software Development Costs

The Company capitalizes costs, both internal and external direct and incremental costs, related to software developed or obtained for internal use. Software development costs incurred during the preliminary or maintenance project stages are expensed as incurred, while costs incurred during the application development stage are capitalized and are amortized using the straight-line method over the useful life of the software, not to exceed seven years. Amortization of these capitalized costs begins only when the software becomes ready for its intended use. General and administrative costs related to developing or obtaining such software are expensed as incurred.

Goodwill and Other Intangible Assets

Goodwill and intangible assets with indefinite lives are not amortized, but are reviewed for impairment on at least an annual basis or whenever circumstances indicate impairment could exist. An impairment loss is recognized if the estimated fair value of a reporting unit is less than its book value. Identifiable definite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives, which are three to seventeen years from date of inception, and are also reviewed at least annually for impairment or whenever changes in circumstances indicate impairment can exist. Identifiable definite-lived and indefinite-lived intangible assets consist of exchange registrations and licenses, customer relationships, trade names and developed technology. The Company did not record an impairment charge related to goodwill and other intangible assets during the year ended December 31, 2021.

Income Taxes

The Exchange is included in the consolidated federal and certain unitary state and local income tax returns filed by certain affiliates. In addition, the Exchange files separate state and local income tax returns for certain other states. Income taxes reflected in the accompanying financial statements are generally calculated as if the Exchange filed separate income tax returns, except where allocation is permitted under treasury regulations, and are accounted for under the liability method. The Exchange recognizes a current tax liability or tax asset for the estimated taxes payable or refundable on tax returns for the current year. The Exchange recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Exchange establishes valuation allowances if it believes that it is more likely than not that some or all of its deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using current enacted tax rates in effect. Tax attributes or tax benefits that exist based on the Company's separate return method that can be used by its affiliates in a consolidated filing are treated as intercompany transactions between the Exchange and affiliates.

The Exchange does not recognize a tax benefit unless it concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Exchange recognizes a tax benefit measured at the largest amount of the tax benefit that, in its judgment, is greater than 50 percent likely to be realized. The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense.

The Exchange is subject to tax in numerous jurisdictions, primarily based on its operations. Significant judgment is required in assessing the future tax consequences of events that have been recognized in the Exchange's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could have material impact on the Exchange's financial position or operating results.

Revenue Recognition

Cash equities trading fee revenues are paid by customer organizations based on their trading activity. The Exchange recognizes revenue when it provides services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those services. Fees are assessed on a per share basis for trading in equity securities. The fees vary based on the size and type of trade that is consummated. The Exchange earns transaction fees for customer orders routed to other exchanges. Cash equities trading fees contain one performance obligation related to trade execution which occurs instantaneously, and the revenue is recorded at the point in time of the trade execution. Cash equities trading fees are recorded gross of liquidity rebates and routing charges. Liquidity payments made to cash trading customers and routing charges paid to other exchanges are included in transaction-based expenses on the consolidated statement of net income.

Cash options trading revenues contain one performance obligation related to trade execution which occurs instantaneously, and the revenue is recorded at the point in time of the trade execution. Cash options trading fees are recorded gross of rebates. The Exchange offers rebates in certain of its markets primarily to support market liquidity and trading volumes by providing qualified trading participants in those markets a discount to the applicable rate. These rebates reduce revenue that the Exchange would have generated had it charged full transaction fees and had it generated the same volume without the rebate program.

The Exchange recognizes listing fee revenues from two types of fees applicable to companies listed on the Exchange - listing fees and annual fees. Listing fees consist of two components: original listing fees and fees related to other corporate-related actions. Annual fees are charged based on the number of outstanding shares of the listed exchange traded products at the end of the prior year and recognized as revenue on a pro rata basis over the calendar year. The Exchange's revenue from listings fees for the year ending December 31, 2021 and deferred revenue balance as of December 31, 2021 were de minimis.

The Exchange collects market data revenues from our cash equity and options consortium-based data products. Consortium-based data fees are determined by securities industry plans. Consortium-based data revenues that coordinated market data distribution generates (net of administration costs) are distributed to participating markets on the basis of the Regulation National Market System ("Reg NMS") formula. From time to time, the securities information processors may recover revenues from prior periods that were uncollected in those periods. These fees are recognized as revenue as services are rendered. These fees are included in data services fees in the consolidated statement of net income.

For the year ended December 31, 2021, $263 million of our net revenues, less transaction-based expenses were related to services transferred at a point in time and $14 million were related to services transferred over time.

Other revenues relate to regulatory fees charged to member organizations, trading license fees, facility and other fees provided to specialists, brokers and clerks physically located on the U.S. markets that enable them to engage in the purchase and sale of securities on the trading floor. These fees are recognized as services are rendered.

Transaction-Based Expenses

The Exchange pays the SEC fees pursuant to Section 31 of the Securities Exchange Act of 1934 for transactions executed on the U.S. equities and options exchanges. These Section 31 fees (which are included in transaction-based expenses in the consolidated statement of net income) are designed to recover the government's costs of supervising and regulating the securities markets and securities professionals. The Exchange (or the Options Clearing Corporation on the Exchange's behalf), in turn, collects activity assessment fees, which are included in transaction fees in the consolidated statement of net income, from member organizations clearing or settling trades on the Exchange and recognizes these amounts as revenue when earned. Fees received are included in cash at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded as an accrued liability until paid. The activity assessment fees are designed so that they are equal to the Section 31 fees paid by the Exchange to the SEC. As a result, Section 31 fees do not have an impact on the Exchange's net income.

Section 31 fees collected from customers are recorded on a gross basis as a component of transaction fee revenue.

The Exchange also incurs routing charges when it does not have the best bid or offer in the market for a security that a customer is trying to buy or sell on the Exchange. In that case, the customer's order is routed to the external market center that displays the best bid or offer. The external market center charges the Exchange a fee per share (denominated in tenths of a cent per share) for routing to its system. The Exchange includes costs incurred due to erroneous trade execution within routing and clearing. Furthermore, the Exchange incurs clearance, brokerage and related transaction expenses, which primarily include costs incurred in self-clearing activities, and per trade service fees paid to other exchanges for trade execution.

Leases

Operating lease right-of-use assets and liabilities are recorded at the lease commencement date based on the present value of the lease payments to be made over the lease term using an estimated incremental borrowing rate. The Exchange expenses rent monthly on a straight-line basis, as a reduction to the right-of-use asset. Rent expense is included in rent and occupancy in the accompanying statement of net income.

Fair Value Measurements

Fair value is the price that would be received from selling an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

The fair value of the Exchange's assets acquired and assumed liabilities is measured based on a three-level hierarchy:

- **Level 1 inputs** — quoted prices for identical assets or liabilities in active markets.
- **Level 2 inputs** — observable inputs other than Level 1 inputs such as quoted prices for similar assets and liabilities in active markets or inputs other than quoted prices that are directly observable.
- **Level 3 inputs** — unobservable inputs supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Recently Adopted and New Accounting Pronouncements

In December 2019, the Financial Accounting Standards Board, or FASB, issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes, or ASU 2019-12, which specified that an entity is not required, but may elect to allocate the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate financial statements. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020. The Exchange has elected to continue to allocate the consolidated amount of current and deferred tax expense of the Parent to the Exchange's consolidated financial statements.

3. Equity Method Investments

The Exchange owns a 20% interest in the Options Clearing Corporation ("OCC") through a direct investment which is recorded as an equity method investment. Under equity method accounting, the carrying value of the OCC investment is adjusted on the balance sheet by recognizing the Exchange's pro-rate share of the earnings or losses of OCC, with a corresponding adjustment in our statement of net income to other income, after eliminating any intra-entity income or expenses. If OCC issues cash dividends, the amount of these dividends are deducted from the carrying amount of the Exchange's investment. The Exchange recorded equity earnings of $19 million for the year ended December 31, 2021. There were no dividends received for the year ended December 31, 2021.

4. Other Intangibles

The following table presents the details of the intangible assets as of December 31, 2021 (in millions):

	Assigned Value	Accumulated Amortization	Useful Life
Exchange registration and licenses	$ 790	$ —	Indefinite
Customer relationships	185	(88)	17 years
Trade names	57	—	Indefinite
Total	$ 1,032	$ (88)	

Indefinite useful lives were assigned to exchange registrations and licenses since the registrations and licenses represent rights to operate the Exchange in perpetuity and based on the long history of the Exchange and the expectation that a market participant would continue to operate them indefinitely. An average seventeen year and three year useful life for customer relationships and other intangible assets, respectively, is based on the projected economic benefits of the asset, and represents the approximate point in the projection period in which a majority of the asset's cash flows are expected to be realized based on assumed attrition rates. Useful lives of trade names were determined based on history in the marketplace, their continued use, importance to the business and prominence in the industry.

For the year ended December 31, 2021, amortization expense of acquired intangible assets was $11 million and is included in depreciation and amortization expense in the consolidated statement of net income.

The estimated future amortization expense of acquired intangible assets is as follows (in millions):

Year Ending December 31:		
2022	$	11
2023		11
2024		11
2025		11
2026		11
Thereafter		42
Total	$	97

5. Income Taxes

The components of the income tax provision for the year ended December 31, 2021 were as follows (in millions):

Current:		
Federal	$	34
State and local		16
Total current		50
Deferred:		
Federal		—
State and local		1
Total deferred		1
Total tax expense	$	51

A reconciliation of the U.S. federal statutory rate of 21 percent to the Exchange's actual income tax rate for the year ended December 31, 2021 was as follows:

Federal statutory rate	21 %
State and local taxes (net of federal benefit)	7
Uncertain tax positions	1
Effective tax rate	29 %

The effective tax rate is greater than the federal statutory rate due to state and local income taxes and uncertain tax positions.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table summarizes the significant components of deferred tax assets and liabilities as of December 31, 2021 (in millions):

Deferred tax assets:		
Liability reserve		7
Total before valuation allowance		7
Valuation allowance		—
Total deferred tax assets, net of valuation allowance	$	7
Deferred tax liabilities:		
Acquired intangible assets	$	(258)
Equity investment		(29)
Total deferred tax liabilities		(287)
Net non-current deferred tax assets/(liabilities)	$	(280)

A valuation allowance is established when management determines that it is more likely than not that all or some portion of the benefit of the deferred tax assets will not be realized. Tax attributes or tax benefits that exist based on the Company's separate return method that can be used by its affiliates in a consolidated filing are treated as intercompany transactions between the Exchange and affiliates.

As of December 31, 2021, the Exchange has gross state and local net operating loss carry-forwards of $1 million and no material U.S. federal net operating loss carry-forwards. The net operating loss begins to expire in 2022.

For the year ended December 31, 2021 the unrecognized tax benefits increased by $2 million to a total ending balance of $19 million.

The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense. For the year ended December 31, 2021, the Exchange recognized $2 million of tax expense for interest and penalties. Accrued interest and penalties were $12 million as of December 31, 2021. Tax years prior to 2010 no longer remain subject to examination.

6. Related Parties

The Exchange has agreements with ICE and other affiliates who are wholly-owned subsidiaries of ICE to support the operations of the Exchange. These subsidiaries of ICE also make payments to vendors on behalf of the Exchange and the Exchange also makes payments to vendors on behalf of these subsidiaries. The Parent also pays or recovers federal and certain state and local unitary income taxes on behalf of the Exchange.

The Exchange has agreements with ICE and New York Stock Exchange LLC for them to provide management and technical support services to the Exchange. The expenses incurred by ICE and New York Stock Exchange LLC primarily relate to salary, wages and benefits of the employees involved in performing or directly supervising services, hosting costs, regulatory service costs, as well as other direct and overhead costs. During the year ended December 31, 2021, expenses of $93 million have been recorded by the Exchange in connection with these agreements and are reflected as affiliate expenses in the accompanying consolidated statement of net income.

The Exchange acts as a routing agent of New York Stock Exchange LLC, NYSE American LLC, NYSE National, Inc., and NYSE Chicago, Inc. by routing orders to other execution venues that contain the best bid or offer in the market. The Exchange earns routing fees from its affiliates representing a markup of actual routing costs charged by other execution venues. During the year ended December 31, 2021, revenues of $14 million have been recorded by the Exchange in connection with these agreements and are reflected as affiliate revenues in the accompanying consolidated statement of net income.

As of December 31, 2021, the Exchange had a $111 million receivable and a $1,015 million payable related to these agreements. Payments of the related party balances are made on an as needed basis and no interest is charged on the balances. Payments of $13 million have been received from affiliates and payments of $1 million have been made to affiliates subsequent to the year ended December 31, 2021.

As of December 31, 2021, the Exchange had a loan receivable from the Parent of $1,941 million. Amounts were borrowed by Parent to fund its operations under a revolving line of credit that bears interest equal to the three month LIBOR rate applied to the principal amount outstanding. During the year ended December 31, 2021, interest income of $3 million has been recorded and is reflected as interest and other income, net in the accompanying consolidated statement of net income.

As of December 31, 2021, the Exchange had a loan payable to ICE of $20 million. Amounts were borrowed by Archipelago Securities, LLC, a subsidiary of the Exchange, to fund its operations under a revolving note and cash subordination agreement that bears interest equal to the three month LIBOR rate applied to the principal amount outstanding. During the year ended December 31, 2021, interest expense is de minimis and has been recorded and is reflected as interest and other income, net in the accompanying consolidated statement of net income.

7. Notes Receivable

In 2016, the SEC approved a plan to establish a market-wide consolidated audit trail, or CAT, to improve regulators' ability to monitor trading activity. In 2018, the first phase of implementation went live and required SRO participants to begin reporting to the CAT. Funding of the implementation and operation of the CAT is ultimately expected to be provided by both the SROs and broker-dealers. To date, however, funding has been provided solely by the SROs, partly in exchange for promissory notes. Due to delays and failures in implementation and functionality by the original plan processor, as well as proposals published in 2019 by the SEC for an amended timeline and implementation structure, we believe the risk that execution venues are not reimbursed is probable. The Exchange therefore recorded impairment during 2019 and 2020 as deemed appropriate. Until the SEC approves a funding model that shares the cost of the CAT between the SROs and broker-dealers, the Exchange may continue to incur additional costs, which may become significant and may not be reimbursed.

During the year ended December 31, 2021, total payments to the CAT were $12 million with $10 million being recorded to other non-current assets in the consolidated balance sheet and $2 million recorded to professional services in the consolidated statement of net income. As of December 31, 2021, the Exchange has a remaining accrual of approximately $18 million in other non-current assets in the consolidated balance sheet as a receivable in connection with our portion of expenses related to the CAT implementation. There were no write-offs in 2021 and there is no impairment as of December 31, 2021.

8. Regulatory Requirements

The Exchange has two indirect subsidiaries that are registered broker-dealers under the Securities Act of 1934; Archipelago Securities LLC ("AS") and Archipelago Trading Services, Inc. ("ATS"). AS acts as a routing agent for various entities of the Parent. ATS operates an Alternative Trading System designed particularly to facilitate trading of small-cap securities typically traded on the Over-the-Counter Bulletin Board market. As of December 31, 2021 AS and ATS had net capital of $41 million and $5 million, respectively, which was $41 million and $5 million in excess of the net capital requirement, respectively.

9. Property & Equipment

The property and equipment balance as of December 31, 2021 includes the purchase price accounting adjustments made in connection with the ICE acquisition on November 13, 2013 (Note 2). Components of property and equipment as of December 31, 2021 were as follows (in millions):

Computers and equipment	49
Software, including software development costs	24
Leasehold improvements	9
Furniture and fixtures	1
Right-of-use lease assets	6
	89
Less: accumulated depreciation and amortization	(73)
Total property, plant and equipment at December 31, 2021	$ 16

For the year ended December 31, 2021, depreciation expense was $5 million.

10. Benefits

ICE assumed the Parent's defined contribution plans for which most employees of the Exchange contribute a portion of their salary within legal limits. The Exchange matches an amount equal to 100% of the first 6% of eligible contributions. Total contributions and expense made for the year ended December 31, 2021 were $63 million related to the Parent's defined contribution plans.

11. Leases

The Exchange leases office space and recognizes rent expense monthly on a straight-line basis for each respective operating lease, as a reduction to the right-of-use asset. The Exchange recognized $1 million of rent expense for office space as rent and occupancy within the Exchange's consolidated statement of net income. The Exchange does not have any significant variable lease costs related to building and maintenance costs, real estate taxes, or other charges.

Details of our lease asset recorded to property and equipment, net, current liability recorded to accounts payable and accrued liabilities, and non-current liability recorded to other non-current liabilities in the consolidated balance sheet are as follows (in millions):

	As of December 31, 2021
Right-of-use lease asset	$ 6
Current operating lease liability	1
Non-current operating lease liability	8
Total operating lease liability	$ 9

As of December 31, 2021, we estimate that our operating lease liability will be recognized in the following years (in millions):

2022	$ 1
2023	1
2024	1
2025	2
2026	2
Thereafter	3
Lease liability amounts repayable	10
Interest costs	1
Total operating lease liability	$ 9

12. Contingencies

The Exchange is, from time to time, subject to legal and regulatory proceedings that arise in the ordinary course of business. However, the Exchange does not believe that the resolution of these matters will have a material adverse effect on the Exchange's consolidated balance sheet, statement of net income, or liquidity. It is possible, however, that future results of operations could be materially and adversely affected by any new developments relating to the legal proceedings and claims.

13. Subsequent Events

Subsequent to December 31, 2021, there has been a military conflict in Eastern Europe that may have an impact on the Company's operations, the extent of which will depend on future developments. As of the date of issuance, the conflict is still ongoing and thus there is uncertainty as to the ultimate impact on the Company.

The Exchange has evaluated subsequent events and transactions through June 17, 2022, the date the financial statements were issued, and determined that no events or transactions met the definition of a subsequent event for purpose of recognition or disclosure in these financial statements.

EXHIBIT J

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2022

EXHIBIT J

Lists of the officers, directors, members of all standing committees, or persons performing similar functions are kept up to date and will be made available to the Securities and Exchange Commission and to the public upon request.

EXHIBIT K

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2022

EXHIBIT K

The ownership structure of NYSE Arca, Inc. is as follows:

1. Full legal name: NYSE Group, Inc.

2. Title or status: Delaware corporation

3. Date title or status was acquired: April 13, 2013, as a result of the merger of NYSE Arca Holdings, Inc. with and into NYSE Group, Inc.

4. Approximate ownership interest: 100%

5. Whether the person has control: Yes, NYSE Group, Inc. has control

EXHIBIT M

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2022

EXHIBIT M

An alphabetical listing of the members and member organizations of NYSE Arca, Inc., containing information including the name, date of election, principal place of business, and information with respect to the activities in which the members and member organizations are primarily engaged, is maintained and kept up to date, and will be made available to the Securities and Exchange Commission upon request.

In addition, a list of member organizations is publicly available on the Exchange's website at www.NYSE.com.

EXHIBIT N

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2022

EXHIBIT N

A schedule of NYSE Arca, Inc.'s securities admitted to trading is publicly available on the Exchange's website at www.NYSE.com.

A list of such securities is also maintained by the Exchange, is kept up to date, and will be made available to the Securities and Exchange Commission and the public on request.